Form 10-K, Exhibit 13
period 1998-12-31
CONVERGYS CORP
filed 1999-03-29
CIK 1062047

EXHIBIT 13 TO FORM 10-K FOR 1998

SELECTED FINANCIAL AND OPERATING DATA

(Amounts in Millions Except Per Share Amounts)     1998         1997         1996          1995         1994
--------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Revenues . . . . . . . . . . . . . . . . . .      $1,447.2       $987.5      $ 842.4       $644.7       $569.9
Costs and expenses before special items. . .       1,264.7        838.4        718.2        566.4        522.2
--------------------------------------------------------------------------------------------------------------
Operating income before special items. . . .         182.5        149.1        124.2         78.3         47.7
Special items (credits)(1) . . . . . . . . .          42.6         35.0          5.0         47.1         (2.0)
--------------------------------------------------------------------------------------------------------------
Operating income . . . . . . . . . . . . . .         139.9        114.1        119.2         31.2         49.7
Equity in earnings of cellular partnership .          25.1         14.7         11.6          8.8          1.3
Other income (expense), net(2) . . . . . . .          (0.5)         7.2           --        (13.2)         1.6
Interest expense . . . . . . . . . . . . . .          33.9          5.4          6.0          7.4          9.4
--------------------------------------------------------------------------------------------------------------
Income before income taxes . . . . . . . . .         130.6        130.6        124.8         19.4         43.2
Income taxes . . . . . . . . . . . . . . . .          49.6         44.0         46.8         22.9         18.6
--------------------------------------------------------------------------------------------------------------
Net income (loss). . . . . . . . . . . . . .      $   81.0       $ 86.6      $  78.0       $ (3.5)      $ 24.6
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Earnings (loss) per share(3)
    Basic. . . . . . . . . . . . . . . . . .      $    .57       $  .63     $    .57      $  (.03)     $   .18
    Diluted. . . . . . . . . . . . . . . . .      $    .57       $  .63     $    .57      $  (.03)     $   .18
Weighted average common shares
  outstanding including equivalents:
    Basic. . . . . . . . . . . . . . . . . .         142.7        137.0        137.0        137.0        137.0
    Diluted. . . . . . . . . . . . . . . . .         142.9        137.0        137.0        137.0        137.0
FINANCIAL POSITION
Total assets . . . . . . . . . . . . . . . .      $1,450.9       $654.4       $619.2       $517.8       $532.4
Total debt . . . . . . . . . . . . . . . . .         467.0         60.3         94.7         89.2         82.1
Shareowners' equity. . . . . . . . . . . . .         731.5        430.8        364.2        289.9        283.8
OTHER DATA
Cash provided (used) by:
    Operating activities . . . . . . . . . .         146.4        127.4        117.7         44.6         63.5
    Investing activities . . . . . . . . . .        (758.4)       (74.8)      (118.6)       (58.0)        (5.4)
    Financing activities . . . . . . . . . .         613.7        (52.8)         3.2         13.4        (65.4)
EBITDA(4). . . . . . . . . . . . . . . . . .         308.9        224.8        187.6        133.0         89.0

(1) See notes 3 and 4 of Notes to Financial Statements for a discussion of special items in 1998, 1997 and 1996. Special items in 1995 include a $39.6 goodwill impairment charge related to CMG operations in France and $7.5 of in-process research and development costs associated with IMG acquisitions. The special credit in 1994 reflects the reversal of a portion of a 1993 IMG restructuring charge.

(2) Other income (expense), net includes a $13.3 charge resulting from the termination of a currency and interest rate swap agreement in 1995.

(3) Earnings (loss) per share for all periods prior to the initial public offering have been calculated using the number of common shares outstanding immediately prior to the Company's initial public offering.

(4) EBITDA is not defined under generally accepted accounting principles and is calculated as operating income before special items, plus depreciation and amortization expense and the Company's equity in the earnings of its investment in a cellular partnership. EBITDA is presented as an alternative measure of the Company's ability to generate cash flow for growth.


                           20 Convergys Corp. 1998 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Amounts in Millions Except Per Share Amounts)


BACKGROUND

         Historically, Cincinnati Bell Inc. (CBI) conducted the Company's business through two subsidiaries, Cincinnati Bell Information Systems Inc. (CBIS) and MATRIXX Marketing Inc. (MATRIXX). On April 27, 1998, CBI announced a plan to form the Convergys Corporation, to transfer to Convergys the outstanding shares of CBIS and MATRIXX, to sell up to 20% of the Company shares to the public in an initial public offering and to distribute the remaining shares of the Company to CBI shareowners. On May 8, 1998, the Company was formed as a wholly-owned subsidiary of CBI. In July 1998, CBI contributed the outstanding shares of CBIS and MATRIXX to the Company and CBIS and MATRIXX became the Information Management Group (IMG) and Customer Management Group (CMG) of Convergys, respectively. CBI also contributed to the Company its 45% limited partnership interest in a cellular communications services provider in southwestern Ohio and northern Kentucky (the Cellular Partnership). On August 13, 1998, approximately 10% of the common shares of the Company were issued to the public and on December 31, 1998, the remaining shares held by CBI were distributed to CBI shareowners (the Distribution).

         The Company operates in two industry segments. IMG provides billing and customer care systems primarily for the communications, cable and broadband services industries. CMG provides a full range of outsourced marketing and customer service solutions to large companies. Both IMG and CMG are leaders in their respective industries and have maintained this position through a combination of internal growth and strategic acquisitions.

         The consolidated financial statements of the Company reflect the results of operations, financial position and cash flows of the businesses contributed to the Company by CBI. The amounts presented have been carved out from the financial statements of CBI using the historical results of operations and the historical bases of the assets and liabilities of the contributed businesses. The financial statements include the allocation of certain corporate overhead expenses from CBI to the Company. Additionally, through December 23, 1998, the Company's debt financing was provided by CBI at rates based on CBI's external borrowing rates. On December 23, 1998, the Company repaid the debt payable to CBI with financing obtained through a revolving credit facility. The Company's borrowing costs are expected to be somewhat higher under its external financing arrangements. Management believes that the assumptions made in preparing the consolidated financial statements of the Company on a carve-out basis are reasonable. The financial information presented, however, may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what they would have been had the Company been a separate, stand-alone entity during the periods presented.

         The following discussion and the related consolidated financial statements and accompanying notes contain certain forward-looking statements that involve potential risks and uncertainties. The Company's future results could differ materially from results discussed in such forward-looking statements.

         RESULTS OF OPERATIONS

         The Company's consolidated operating results are discussed in summary form in the following section. Detailed comparisons of revenues and expenses are presented in the discussions of IMG and CMG which follow the consolidated results discussion.

         CONSOLIDATED RESULTS
         1998 VS. 1997

         The Company's revenues in 1998 were $1,447.2, an increase of 47% from $987.5 in 1997. In the first quarter of 1998, the Company acquired American Transtech, Inc. and the Canadian assets of AT&T's Canadian customer care


                           21 Convergys Corp. 1998 Annual Report

(Amounts in Millions Except Per Share Amounts)


         business (Transtech) from AT&T and the teleservices operations of Maritz Inc. (Maritz). These acquisitions contributed $379.2 to the revenue increase. The Company's operating expenses in 1998, excluding special items, totaled $1,264.7, an increase of 51% from $838.4 in 1997. The acquisitions of Transtech and Maritz contributed $359.6 to this increase. Excluding these acquisitions and special items, revenues and operating expenses both increased by 8%.

         Operating income excluding special items was $182.5 in 1998, an increase of 22% from $149.1 in 1997. The Company recorded special items of $42.6 in 1998 to expense in-process research and development costs associated with the acquisition of Transtech, and of $35.0 in 1997 for a restructuring of CMG's operations. Including the special items, the Company's operating income was $139.9 in 1998 and $114.1 in 1997.

         Cellular Partnership earnings were $25.1 in 1998, an increase of $10.4 over 1997. Other income (expense), net in 1998 was an expense of $0.5 compared to income of $7.2 in 1997. The change in this item primarily results from recognizing interest income associated with federal tax audit settlements in 1997. Interest expense increased to $33.9 in 1998 from $5.4 in 1997, reflecting interest associated with acquisitions. The Company's effective tax rate increased to 38.0% in 1998 from 33.7% in 1997, due to the positive impact of federal tax audit settlements in 1997. Without the impact of the federal tax audit settlements, the 1998 and 1997 effective tax rates were comparable.

         Excluding special items, net income decreased to $107.4 or $.75 per share in 1998 from $109.6 or $.80 per share in 1997. This decrease in net income is due to increased interest expense from the Transtech and Maritz acquisitions and increased Year 2000 programming costs. The $19.2 increase in Year 2000 costs in 1998 also reduced net income by $11.9 or $.08 per share. Including special items, net income was $81.0 or $.57 per share in 1998 and $86.6 or $.63 per share in 1997.

         1997 VS. 1996

         The Company's revenues in 1997 were $987.5, an increase of 17% from $842.4 in 1996. Operating expenses, excluding special items, were $838.4 in 1997, an increase of 17% from $718.2 in 1996.

         Operating income excluding special items increased to $149.1 from $124.2 in 1996. The Company recorded special items of $5.0 in 1996 relating to expensed in-process research and development costs associated with acquisitions at IMG and CMG. Including special items, operating income decreased to $114.1 in 1997 from $119.2 in 1996.

         Cellular Partnership earnings increased to $14.7 in 1997 from $11.6 in 1996. Other income (expense), net was $7.2 in 1997, primarily from interest income associated with the 1997 settlement of CBI's federal tax audits for 1989 through 1994. Interest expense was $5.4 in 1997 and $6.0 in 1996, reflecting a slight decline in borrowings in 1997, partially offset by a modest increase in interest rates. The 1997 effective tax rate was 33.7% compared to 37.5% in 1996, as a result of the settlement of the federal tax return audits.

         Excluding special items, net income increased to $109.6 or $.80 per share in 1997 from $81.1 or $.59 per share in 1996. The increase occurred despite $9.9 in Year 2000 costs during 1997, which decreased 1997 net income by $6.1 or $.04 per share. Including special items, net income was $86.6 in 1997 compared to $78.0 in 1996.


                           22 Convergys Corp. 1998 Annual Report

INFORMATION MANAGEMENT

                                                                       % Change               % Change
                                                     1996       1997  96 vs. 97        1996  97 vs. 96
------------------------------------------------------------------------------------------------------
REVENUES:
Information processing. . . . . . . . . . . . .  $  358.5   $  326.0     10      $    272.6     20
Professional and consulting . . . . . . . . . .     137.8      130.1      6           126.5      3
License and other . . . . . . . . . . . . . . .      39.3       31.5     25            25.2     25
International . . . . . . . . . . . . . . . . .      41.8       52.5    (20)           51.1      3
------------------------------------------------------------------------------------------------------
External revenues . . . . . . . . . . . . . . .     577.4      540.1      7           475.4     14
Intercompany revenues . . . . . . . . . . . . .      24.6        7.9                    4.4
------------------------------------------------------------------------------------------------------
  Total revenues. . . . . . . . . . . . . . . .     602.0      548.0     10           479.8     14
COSTS AND EXPENSES:
Costs of products and services. . . . . . . . .  $  308.6   $  270.6     14      $    247.6      9
Selling, general and administrative expenses. .      66.6       66.2      1            64.2      3
Research and development costs. . . . . . . . .      61.1       63.3     (3)           57.3     10
Depreciation and amortization . . . . . . . . .      29.9       34.5    (13)           32.2      7
Year 2000 programming costs . . . . . . . . . .      19.3        8.7    122              --     --
Special items . . . . . . . . . . . . . . . . .        --         --     --               3.0   --
------------------------------------------------------------------------------------------------------
  Total costs and expenses. . . . . . . . . . .     485.5      443.3     10           404.3     10
------------------------------------------------------------------------------------------------------
Operating income. . . . . . . . . . . . . . . .  $  116.5   $  104.7     11      $     75.5     39
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

         1998 VS. 1997

         IMG's revenues in 1998 were $602.0, an increase of 10% from $548.0 in 1997. Information processing revenues increased to $358.5 in 1998 from $326.0 in 1997. This increase was driven by clients' wireless subscriber growth of 29%, partially offset by contractual rate reductions triggered by higher subscriber levels. The Company also experienced a reduction in the number of a client's wireless long distance subscribers. Professional and consulting revenues in 1998 increased to $137.8 from $130.1 in 1997, reflecting an increase in services for PCS clients which was partially offset by reduced enhancement requests from AT&T and 360DEG. Communications. The AT&T decrease resulted from AT&T's move to requesting system enhancements on a national rather than a regional basis. The decrease in 360DEG. Communications professional and consulting spending was caused by its acquisition by Alltel, an IMG competitor. IMG's domestic license and other revenues increased to $39.3 in 1998 from $31.5 in 1997, primarily as a result of up-front license fees and equipment sales recognized in the fourth quarter of 1998 associated with the Company's new contract with Media One. International revenues decreased by $10.7 in 1998 from 1997, reflecting the successful completion, delivery and acceptance of two long-term system development projects during 1998. The 1998 increase in intercompany revenues resulted from IMG providing processing services to CMG for the acquired Transtech operations. These services were performed at cost and did not contribute to IMG's operating income.

         IMG's total costs and expenses were $485.5 in 1998, an increase of 10% from $443.3 in 1997. Direct costs of products and services increased $38.0 primarily as a result of increased revenues. Higher bill finishing costs and higher wage rates, particularly for software professionals, caused direct costs to increase at a rate in excess of the revenue increase. Research and development costs decreased $2.2, reflecting heavier spending in 1997 to prepare the Precedent 2000 platform for PCS clients. Research and development spending on the Precedent 2000 platform, to increase its functionality and scalability, continued in 1998. IMG also continued investing in research and development to enhance existing mainframe systems. Depreciation and amortization expense decreased 13% as a result of capitalized internally-developed software becoming fully amortized during 1997. Year 2000 costs totaled $19.3 in 1998 compared to $8.7 in 1997.

         IMG's operating income increased to $116.5 in 1998 from $104.7 in 1997 and its operating margin increased to 19.4% from 19.1% despite increased Year 2000 spending.


                           23 Convergys Corp. 1998 Annual Report

(Amounts in Millions Except Per Share Amounts)

         IMG OPERATING MARGIN
         (EXCLUDING SPECIAL ITEMS)

         [GRAPH]

         1997 VS. 1996

         IMG's revenues in 1997 were $548.0, an increase of 14% from $479.8 in 1996. Information processing revenues increased to $326.0 in 1997 from $272.6 in 1996, reflecting 29% growth in wireless subscribers. This increase was partially offset by a decline in a client's wireless long distance subscribers. Professional and consulting revenues increased to $130.1 in 1997 from $126.5 in 1996. This increase occurred entirely in the first half of 1997, reflecting increased enhancement requests from existing clients and higher levels of development work for new PCS clients as they prepared to launch their services. Domestic license and other revenue increased to $31.5 in 1997 from $25.2 in 1996 as a result of software license and hardware sales to clients in the cable industry. International revenues increased 3% to $52.5 in 1997 as the effort to complete two long-term international contracts proceeded.

         IMG's costs and expenses excluding special items were $443.3 in 1997, an increase of 10% from $401.3 in 1996. Direct costs of products and services increased $23.0 primarily as a result of increased revenues. Research and development spending increased $6.0 to enhance IMG's Precedent 2000 platform, as well as to enhance existing mainframe systems. Year 2000 costs totaled $8.7 in 1997.

         IMG's operating income excluding special items increased to $104.7 in 1997 from $78.5 in 1996, and operating margins improved to 19.1% from 16.4%. IMG's results for 1996 reflect a special item of $3.0 related to in-process research and development costs associated with an acquisition.

         CUSTOMER CONCENTRATION

         IMG relies on a few large clients for the majority of its revenue. IMG's top three clients accounted for 58% of its revenues in 1998, down from 63% in 1997. IMG maintains multi-year contracts with its clients. IMG may renegotiate one or more major contracts in 1999 which could involve exchanging lower prices for longer contract terms and broader relationships. The wireless industry, which IMG serves, is currently experiencing a trend toward consolidation. 360DEG. Communications, representing approximately 10% of IMG's 1998 revenues, was acquired during 1998 by Alltel, one of IMG's competitors. The related contract extends through 2006 and does not provide for early termination without a material uncured IMG breach. However, in December 1998, Alltel purported to exercise a right to license the related software from IMG and terminate the contract. The Company has filed a request for declaratory judgment in the U.S. District Court affirming the Company's position that the contract has no provision requiring that the software be licensed nor for its early termination. In February 1999, Alltel counterclaimed against the Company, asking the U.S. District Court to declare that Alltel has the right to license the software and that the Company's failure to license constituted a breach of the contract. SBC Communications has announced its intention to acquire Ameritech, a client representing approximately 8% of IMG's 1998 revenues. IMG and Ameritech have signed a binding letter of intent which extends the current contract through 2004.

         A significant amount of IMG's growth is the result of continued increases in the number of wireless subscribers in the domestic marketplace. While that trend continued in 1998, if the domestic wireless industry growth rate were to decline in the future, IMG's ability to grow revenues and earnings could be affected.


                           24 Convergys Corp. 1998 Annual Report

CUSTOMER MANAGEMENT

                                                                      % Change            % Change
                                                     1998     1997   98 vs. 97   1998    97 vs. 96
------------------------------------------------------------------------------------------------------
REVENUES:
Dedicated services . . . . . . . . . . . . . .   $  651.0   $  247.9   163      $  150.0       65
Traditional services . . . . . . . . . . . . .      181.2      170.4     6         191.1      (11)
International. . . . . . . . . . . . . . . . .       37.7       29.3    29          26.0       13
------------------------------------------------------------------------------------------------------
  Total revenues . . . . . . . . . . . . . . .      869.9      447.6    94         367.1       22
COSTS AND EXPENSES:
Costs of products and services . . . . . . . .   $  542.3   $  277.5    95      $  221.8       25
Selling, general and administrative expenses .      157.5       92.7    70          78.7       18
Research and development costs . . . . . . . .       20.7        5.3    --           1.3       --
Depreciation and amortization  . . . . . . . .       71.4       26.5    --          19.6       35
Year 2000 programming costs  . . . . . . . . .        9.8        1.2    --            --       --
Special items. . . . . . . . . . . . . . . . .       42.6       35.0    --           2.0       --
------------------------------------------------------------------------------------------------------
  Total costs and expenses . . . . . . . . . .      844.3      438.2    93         323.4       35
------------------------------------------------------------------------------------------------------
Operating income . . . . . . . . . . . . . . .   $   25.6   $    9.4   172      $   43.7      (78)
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

         1998 vs. 1997

         CMG's revenues were $869.9 in 1998, an increase of 94% from $447.6 in 1997. The acquisitions of Transtech and Maritz contributed $379.2 to the increase. The remaining increase of $43.1 was principally from increased dedicated services revenues, which increased by $23.9 over 1997. Traditional teleservices revenues increased $10.8 in 1998 over 1997, reflecting the strong recovery in these revenues beginning in the third quarter of 1998. CMG's international revenues increased $8.4 in 1998 over 1997 from new client relationships.

         CMG's costs and expenses excluding special items were $801.7 in 1998, an increase of 99% from $403.2 in 1997. The acquisitions of Transtech and Maritz contributed $359.6 to the increase. The remaining increase of $38.9 included increases of $14.9 in costs of products and services resulting from higher revenues and an $8.6 increase in Year 2000 programming costs. CMG's research and development spending increased $15.4 over 1997, primarily for the development of a new employee care business platform at Transtech and initiatives to integrate CMG's inbound and outbound operating systems.

         CMG's operating income excluding special items increased to $68.2 in 1998 from $44.4 in 1997. Transtech and Maritz contributed $19.6 to the increase, with the remaining increase attributable to revenue increases and improved margins. Cost savings related to the 1997 restructuring program and the Transtech and Maritz integration plans drove CMG's margin improvement from 6.3% in the second quarter of 1998 to 9.1% in the fourth quarter of 1998.

         CMG OPERATING MARGIN

         [GRAPH]

         CMG's results for 1998 were impacted by lower than anticipated revenues from AT&T under the contract signed at the time of the acquisition of Transtech. During the first three years of the contract, AT&T committed to outsource $300 in customer management services to CMG annually in the periods beginning March 1 and ending February 28. The Company's records indicate that revenues for 1998 under the contract totaled approximately $220, which is below the rate necessary to achieve the $300 commitment for the first annual period. However, AT&T's spending under the contract increased each quarter in 1998, rising to just over $75 in the fourth quarter. The Company will work with


                           25 Convergys Corp. 1998 Annual Report

(Amounts in Millions Except Per Share Amounts)

         AT&T at the end of the annual contract period to agree on the amount of AT&T's spending and the determination of any shortfall.

         In connection with the Transtech acquisition, CMG expensed $42.6 of in-process research and development costs in the first quarter of 1998. The amount expensed relates to two ongoing development projects at Transtech that had not reached technological feasibility at the time of the acquisition and had no alternative future use. The amount of the charge was based on an independent valuation, performed at the time of the acquisition, using the income-forecast method with a risk adjusted discount rate of 20%. One project, valued at $21.8, is designed to provide an employee care software system that can be easily modified and customized to meet individual client needs. This project was estimated at approximately 40% complete at the date of acquisition with anticipated future development costs of $1.4. The Company migrated two key clients to this system in 1998 with further deployment planned for 1999. The other project, valued at $20.8, was intended to provide customers with enhanced billing detail in electronic form. This project was in its early stages of development at the date of acquisition with anticipated future development costs of $5.7. Revenues associated with this project were initially expected to commence in 1999, however, management has delayed this project based on their view of demand for the technology. The potential failure to complete either of these projects successfully is not anticipated to have a material impact on the operating results of the Company.

         1997 VS. 1996

         CMG's revenues were $447.6 in 1997, an increase of 22% from $367.1 in 1996. Excluding the impact of acquisitions made in the second half of 1996, revenues increased $48.0 or 13%. Dedicated services revenues were $247.9 in 1997, an increase of 65% over 1996, primarily as a result of strong revenues from technology and communications clients and acquisitions made in the second half of 1996. Traditional teleservices revenues were $170.4 in 1997, a decrease of 11% from 1996. The 1997 decrease in traditional teleservices revenues was the result of a reduction in marketing activities by certain clients in the second half of 1997 and overall market softness. CMG's international revenues were $29.3 in 1997, an increase of 13% over 1996.

         Costs and expenses excluding special items were $403.2 in 1997, an increase of 25% over 1996. Costs of products and services increased $55.7, primarily reflecting higher staffing to meet anticipated increases in business volume and wage increases. When anticipated volume levels were not fully achieved in the second half of 1997, CMG experienced significant operating margin declines. CMG's selling, general and administrative expenses increased $14.0 over 1996, reflecting increased costs from businesses acquired in the second half of 1996 and increased costs associated with the higher volume of business. CMG's depreciation and amortization expense increased $6.9, from increased investment for capacity and technology and the amortization of goodwill associated with acquisitions made in the second half of 1996.

         In the fourth quarter of 1997, CMG recorded a restructuring charge of $35.0 for the consolidation of certain operating divisions and facilities. The plan was approved in reaction to the decline in the traditional teleservices business experienced in the second half of 1997. The special item in 1996 was $2.0 of expensed research and development costs associated with acquisitions.

         CMG's operating income excluding special items decreased to $44.4 in 1997 from $45.7 in 1996. The decrease in operating income was due to the softness in the market for traditional teleservices experienced in the second half of 1997. This softness along with staffing and facilities expansion for business volume that did not materialize caused CMG's operating margin excluding special items to decrease to 9.9% in 1997 from 12.4% in 1996.


                           26 Convergys Corp. 1998 Annual Report

         CUSTOMER CONCENTRATION

         CMG's top three clients accounted for 49% of its revenues in 1998, up from 37% in 1997. The loss of any significant contracts would have an adverse effect on its revenues and profits. The acquisition of Transtech has increased the portion of CMG's revenues from its top three clients, but the related eight-year customer management agreement with AT&T helps reduce the risk of loss for that portion of the business. However, significant quarterly fluctuations may still occur. CMG must continue to win new contracts and expand its business with existing clients in a competitive industry that has current excess capacity in its call centers. CMG may negotiate an extension of a major contract in 1999 which could involve changes to current contract terms.

CONSOLIDATED FINANCIAL CONDITION

         LIQUIDITY AND CAPITAL RESOURCES

         The Company's businesses have historically required cash for expansion, business development, acquisitions and working capital. These cash requirements have historically been funded from the Company's operating cash flows as well as funds provided by CBI. Operating cash flows have been more than sufficient to fund the Company's cash needs, other than for acquisitions.

         The acquisitions of Transtech and Maritz in the first quarter of 1998 required approximately $660 in cash, which was financed through debt payable to CBI. The $206 in net proceeds from the initial public offering in August 1998 were used to repay a portion of the debt payable to CBI. In December 1998, the Company entered into and borrowed against a $600 credit facility to fund its operations and to repay in full its remaining debt payable to CBI. At December 31, 1998, the Company had approximately $460 in outstanding borrowings under the credit facility, which extends through December 15, 1999.

         The Company's operating activities generated $146.4 in cash in 1998 compared to $127.4 in 1997. The Transtech and Maritz acquisitions in the first quarter of 1998 required cash to finance post-acquisition working capital needs, as accounts receivable for both acquired entities increased, as expected, from the levels at the acquisition date. Excluding approximately $50 in cash used to finance these working capital needs, cash provided by operating activities in 1998 was approximately $196.

         CASH FLOWS FROM OPERATIONS

         [GRAPH]

         Capital expenditures were a significant use of cash in 1998. Excluding acquisitions, capital expenditures in 1998 were approximately $94, up $33 from 1997. During 1998, the Company incurred $6.6 in cash outflows related to the 1997 CMG restructuring plan. Future cash outflows under the plan are expected to be approximately $11, primarily for ongoing facility lease obligations.

         Cash provided by operating activities was $127.4 in 1997 compared to $117.7 in 1996. The increase in cash flows from operations in 1997 was the result of the increase in the Company's earnings excluding non-cash special items. This was partially offset by a $20 increase in accounts receivable caused by higher revenue levels and somewhat slower cash collections and a $18 decrease in payables and other current liabilities. The Company's spending for acquisitions totaled $13.9 in 1997 and $62.4 in 1996. In 1997, the Company's only acquisition was its purchase of approximately 20%


                           27 Convergys Corp. 1998 Annual Report

(Amounts in Millions Except Per Share Amounts)

         ownership of Wiztec Solutions Ltd. (Wiztec). In 1996, the Company's acquisition spending included payments for the 1996 acquisitions of Software Support Inc. and three smaller acquisitions, as well as a final payment related to the 1995 acquisition of Information Systems Development Partnership. Excluding acquisitions, capital expenditures in 1997 were approximately $61, up from approximately $56 in 1996.

         BALANCE SHEET

         The $91.4 increase in accounts receivable during 1998 was largely the result of receivables associated with the acquired operations of Transtech and Maritz. Increases in property, plant and equipment, goodwill and other tangibles, outstanding debt and payables and other current liabilities, were also caused by these acquisitions. The increase in deferred charges and other current assets was principally from the $16.2 deferred tax benefit associated with the expensing of Transtech purchased research and development costs.

YEAR 2000 PROGRAMMING

         The Company initiated a program in 1995 to identify and address issues associated with the ability of its date-sensitive information and business systems and equipment to recognize the Year 2000 properly. Given its reliance on its information and business systems, the Company's Year 2000 efforts have primarily focused on information technology systems. The Company incurred $29.1 in expenses during 1998 in order to prepare for the Year 2000 and $9.9 in 1997. The Company estimates its Year 2000 expenses in 1999 will be in a range of $10 to $15. Approximately 40% of the Company's 1998 Year 2000 spending was paid to third-party service providers.

         A steering committee chaired by the Company's Chief Executive Officer and composed of upper-level management personnel, has set the direction for, and monitored the activity of, Convergys' Year 2000 Program Management Office. The Program Management Office's responsibility is to make Convergys Year 2000 compliant. This effort includes communicating with vendors and clients with which the Company's systems interface or upon whom the Company's systems rely, to determine their progress toward Year 2000 compliance. Senior management reports on the Company's progress toward Year 2000 compliance at each meeting of the Company's Board of Directors.

         IMG has adopted a repair strategy to modify its existing systems for the Year 2000. IMG's assessment, remediation and testing phases of the project are substantially complete and IMG is in the process of completing implementation procedures. IMG's goal is for data centers, software and other information technology systems to be Year 2000 compliant and tested by June 30, 1999.

         CMG has also adopted a strategy that includes both repair and, in some cases, replacement of current systems. CMG has completed the assessment and remediation phases of its plan and is substantially complete with regard to systems testing. Implementation efforts are currently underway. CMG's goal is for software, telecom equipment and other information technology systems to be Year 2000 compliant by June 30, 1999.

         The Company maintains business continuity plans to limit disruptions to its operations. As part of its Year 2000 efforts, the Company has updated these plans to address Year 2000 issues. The Company has obtained Year 2000 compliance statements from all significant vendors. Although the Company anticipates minimal business disruption as a result of the century change, if the Company were to be unsuccessful in preparing for the Year 2000, this could have a material adverse impact on the Company. This could include the inability of IMG to process bills and other transactions for its clients in a timely manner, which could lead to the incurrence of contractual penalties. Similarly, this could include disruptions to CMG's ability to handle


                           28 Convergys Corp. 1998 Annual Report
         client call volumes appropriately, which could also lead to contractual penalties. The failure of one of the Company's significant clients or vendors (in particular, utilities or telecommunication services providers) to prepare for the Year 2000 successfully could have a material adverse impact on the Company.

MARKET RISK

         The Company is exposed to the impact of interest rate changes and, to a lesser extent, foreign currency fluctuations. It is the Company's policy to enter into interest rate and foreign currency transactions only to the extent considered necessary to meet its objectives. The Company has not entered into interest rate or foreign currency transactions for speculative purposes. The Company's foreign currency exposures were immaterial at December 31, 1998.

         The Company's exposure to interest rate risk results from its variable rate short-term debt outstanding under its credit facility. At December 31, 1998, the Company had $460.0 in short-term debt outstanding bearing interest at a variable rate, which is equal to LIBOR plus an index based on the Company's credit ratings. Based upon the Company's level of variable rate debt at December 31, 1998, a one percentage point increase in the weighted average interest rate would increase the Company's annual interest expense by approximately $4.6.

FLUCTUATIONS IN QUARTERLY RESULTS

         The Company has experienced, and in the future could experience, quarterly variations in revenues as a result of a variety of factors, many of which are outside of the control of the Company. These factors include: the timing of new contracts, the timing of increased expenses incurred in support of new business, the timing and frequency of client spending for system enhancement requests, the timing of contractual rate reductions triggered by subscriber growth and the seasonal pattern of the customer management segment of the Company.

BUSINESS DEVELOPMENT

         On February 17, 1999, the Company announced an agreement to increase its ownership in Wiztec from nearly 20% to approximately 70%. Wiztec, based in Herzlia, Israel, is a provider of subscriber managment systems for multi-channel subscription television operators. The additional investment of approximately $53 will be financed using its revolving credit facility. The investment may dilute earnings per share by $.01 to $.03 for one to two years.


                           29 Convergys Corp. 1998 Annual Report

REPORT OF MANAGEMENT

         Management is responsible for the preparation of Convergys Corporation's consolidated financial statements and all related information appearing in this Annual Report. The consolidated financial statements and notes have been prepared in conformity with generally accepted accounting principles and include certain amounts which are estimates based upon currently available information and management's judgment of current conditions and circumstances.

         To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting and other controls, including an internal audit function. Even an effective internal control system, no matter how well designed, has inherent limitations--including the possibility of circumvention or over-riding of controls--and therefore can provide only reasonable assurance with respect to financial statement presentation. The system of accounting and other controls is improved and modified in response to changes in business conditions and operations and recommendations made by the independent accountants and the internal auditors.

         The Audit and Finance Committee of the Board of Directors, which is composed of directors who are not employees, meets periodically with management, the internal auditors and the independent accountants to review the manner in which these groups of individuals are performing their responsibilities and to carry out the Committee's oversight role with respect to auditing, internal controls and financial reporting matters. Periodically, both the internal auditors and the independent accountants meet privately with the Committee and have access to its individual members.

         Convergys engaged PricewaterhouseCoopers LLP, independent accountants, to audit the consolidated financial statements in accordance with generally accepted auditing standards, which include consideration of the internal control structure. Their report appears on this page.

         /s/ Steven G. Rolls                         /s/ Andre S. Valentine
         Steven G. Rolls                             Andre S. Valentine
         Chief Financial Officer                     Chief Accounting Officer

         REPORT OF INDEPENDENT ACCOUNTANTS

         TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF CONVERGYS CORPORATION:

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, shareowners' equity and cash flows present fairly, in all material respects, the financial position of Convergys Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

         /s/ PricewaterhouseCoopers LLP

         PricewaterhouseCoopers LLP
         Cincinnati, Ohio
         February 18, 1999


                           30 Convergys Corp. 1998 Annual Report

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                                                           Year Ended December 31,
                                                 -------------------------------------
(Amounts in Millions Except Per Share Amounts)          1998         1997         1996
--------------------------------------------------------------------------------------
Revenues . . . . . . . . . . . . . . . . . . . . $   1,447.2    $   987.5    $   842.4
Costs and expenses:
  Costs of products and services . . . . . . . .       826.4        540.2        465.0
  Selling, general and administrative expenses .       226.0        158.7        142.8
  Research and development costs . . . . . . . .        81.9         68.6         58.6
  Depreciation and amortization  . . . . . . . .       101.3         61.0         51.8
  Year 2000 programming costs. . . . . . . . . .        29.1          9.9           --
  Purchased research and development costs . . .        42.6           --          5.0
  Restructuring charge . . . . . . . . . . . . .          --         35.0           --
--------------------------------------------------------------------------------------
    Total costs and expenses . . . . . . . . . .     1,307.3        873.4        723.2
--------------------------------------------------------------------------------------
OPERATING INCOME . . . . . . . . . . . . . . . .       139.9        114.1        119.2
Equity in earnings of cellular partnership . . .        25.1         14.7         11.6
Other income (expense), net. . . . . . . . . . .        (0.5)         7.2           --
Interest expense . . . . . . . . . . . . . . . .        33.9          5.4          6.0
--------------------------------------------------------------------------------------
Income before income taxes . . . . . . . . . . .       130.6        130.6        124.8
Income taxes . . . . . . . . . . . . . . . . . .        49.6         44.0         46.8
--------------------------------------------------------------------------------------
NET INCOME . . . . . . . . . . . . . . . . . . . $      81.0    $    86.6    $    78.0
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Other comprehensive income:
  Foreign currency translation adjustments . . . $      (3.0)   $    (1.6)   $    (0.4)
  Unrealized loss on investment. . . . . . . . .        (2.0)          --           --
--------------------------------------------------------------------------------------
COMPREHENSIVE INCOME . . . . . . . . . . . . . . $      76.0    $    85.0    $    77.6
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Earnings per common share:
  Basic  . . . . . . . . . . . . . . . . . . . . $        .57   $      .63   $      .57
  Diluted. . . . . . . . . . . . . . . . . . . . $        .57   $      .63   $      .57
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Weighted average common shares outstanding:
  Basic . . . . . . . . . . . . . . . . . . . .        142.7        137.0        137.0
  Diluted . . . . . . . . . . . . . . . . . . .        142.9        137.0        137.0
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.


                           31 Convergys Corp. 1998 Annual Report

CONSOLIDATED BALANCE SHEETS

                                                       at December 31,
                                                   -----------------------
(Amounts in Millions Except Per Share Amounts)            1998        1997
--------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents . . . . . . . . . . . . $      3.8    $    2.1
  Receivables, net of allowances of $9.8 and $6.4 .      314.3       222.9
  Deferred income tax benefits. . . . . . . . . . .       10.9        13.7
  Prepaid expenses and other current assets . . . .       31.5        27.1
--------------------------------------------------------------------------
    Total current assets  . . . . . . . . . . . . .      360.5       265.8
Property and equipment, net . . . . . . . . . . . .      249.8       130.0
Goodwill and other intangibles, net . . . . . . . .      687.4       177.6
Investment in cellular partnership  . . . . . . . .       81.6        56.5
Deferred charges and other assets . . . . . . . . .       71.6        24.5
--------------------------------------------------------------------------
    TOTAL ASSETS. . . . . . . . . . . . . . . . . . $  1,450.9    $  654.4
--------------------------------------------------------------------------
--------------------------------------------------------------------------
LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES
  Debt maturing within one year   . . . . . . . . . $    466.8    $   59.1
  Payables and other current liabilities. . . . . .      231.1       157.5
--------------------------------------------------------------------------
    Total current liabilities . . . . . . . . . . .      697.9       216.6
Long-term liabilities . . . . . . . . . . . . . . .       21.5         7.0
--------------------------------------------------------------------------
    Total liabilities . . . . . . . . . . . . . . .      719.4       223.6
--------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
SHAREOWNERS' EQUITY
  Common shares--without par value, 500,000,000
    authorized, 151,950,000 issued and outstanding.      206.0          --
  Additional paid-in capital. . . . . . . . . . . .      475.1          --
  Retained earnings . . . . . . . . . . . . . . . .       53.0          --
  Shareowner's net investment . . . . . . . . . . .         --       428.4
  Accumulated other comprehensive income. . . . . .       (2.6)        2.4
--------------------------------------------------------------------------
    Total shareowners' equity . . . . . . . . . . .      731.5       430.8
--------------------------------------------------------------------------
Total Liabilities and Shareowners' Equity . . . . . $  1,450.9    $  654.4
--------------------------------------------------------------------------
--------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

                           32 Convergys Corp. 1998 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             Year Ended December 31,
                                                                       ----------------------------------
(Amounts in Millions)                                                     1998         1997         1996
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  81.0      $ 86.6     $  78.0
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization  . . . . . . . . . . . . . . . . .     101.3        61.0        51.8
      Deferred income tax benefit. . . . . . . . . . . . . . . . . . .      (8.3)      (13.0)       (0.2)
      Restructuring charge . . . . . . . . . . . . . . . . . . . . . .        --        35.0          --
      Purchased research and development costs . . . . . . . . . . . .      42.6          --         5.0
      Undistributed earnings of cellular partnership . . . . . . . . .     (25.1)       (2.1)       (5.1)
  Changes in assets and liabilities net of effects from acquisitions:
      Increase in receivables. . . . . . . . . . . . . . . . . . . . .     (41.8)      (16.2)      (43.3)
      Increase in other current assets . . . . . . . . . . . . . . . .      (2.6)       (9.3)       (1.5)
      Increase (decrease) in payables and other current liabilities. .       7.4       (18.0)       25.7
      Other, net   . . . . . . . . . . . . . . . . . . . . . . . . . .      (8.1)        3.4         7.3
---------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities. . . . . . . . .     146.4       127.4       117.7
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures . . . . . . . . . . . . . . . . . . . . . . . .     (93.5)      (60.9)      (56.2)
  Acquisitions, net of cash acquired . . . . . . . . . . . . . . . . .    (664.9)      (13.9)      (62.4)
---------------------------------------------------------------------------------------------------------
      Net cash used in investing activities. . . . . . . . . . . . . .    (758.4)      (74.8)     (118.6)
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under revolving credit facility, net. . . . . . . . . . .     460.0          --          --
  Repayment of long-term debt. . . . . . . . . . . . . . . . . . . . .        --        (9.4)       (8.5)
  Change in debt payable to CBI, net . . . . . . . . . . . . . . . . .     (52.3)      (25.0)       15.0
  Transfers to CBI, net. . . . . . . . . . . . . . . . . . . . . . . .        --       (18.4)       (3.3)
  Issuance of common shares (net of $14.7 issuance costs). . . . . . .     206.0          --          --
---------------------------------------------------------------------------------------------------------
      Net cash provided (used) in financing activities . . . . . . . .     613.7       (52.8)        3.2
---------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents . . . . . . . . .       1.7        (0.2)        2.3
Cash and cash equivalents at beginning of year . . . . . . . . . . . .       2.1         2.3          --
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year . . . . . . . . . . . . . . .   $   3.8      $  2.1     $   2.3
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest . . . . . . . . . . . . . . . . . . . . . . .   $  33.2      $  5.4     $   6.0
  Income taxes paid, net of refunds. . . . . . . . . . . . . . . . . .   $  21.8      $ 47.9     $  38.4
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.


                           33 Convergys Corp. 1998 Annual Report

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

                                                                                                   Accumulated
                                        Number             Additional                                    Other
                                            of     Common     Paid-in    Retained  Shareowner's  Comprehensive
(Amounts in Millions)                   Shares     Shares     Capital    Earnings    Investment         Income       Total
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1996 . . . . .                                                   $  285.5       $    4.4    $  289.9
  Net income . . . . . . . . . . . .                                                       78.0             --        78.0
  Transfers to CBI, net. . . . . . .                                                       (3.3)            --        (3.3)
  Currency translation adjustments .                                                         --           (0.4)       (0.4)
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996 . . . .                                                      360.2            4.0       364.2
  Net income . . . . . . . . . . . .                                                       86.6             --        86.6
  Transfers to CBI, net. . . . . . .                                                      (18.4)            --       (18.4)
  Currency translation adjustments .                                                         --           (1.6)       (1.6)
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997 . . . .                                                      428.4            2.4       430.8
  Net income . . . . . . . . . . . .                                     $   53.0          28.0                       81.0
  Initial capitalization of Company,
    after share split. . . . . . . .     137.0               $  457.1                    (457.1)                        --
  Issuance of common shares. . . . .      14.9   $  206.0                                                            206.0
  Currency translation adjustments .                                                                      (3.0)       (3.0)
  Unrealized loss on investment. . .                                                                      (2.0)       (2.0)
  Transfers from CBI, net  . . . . .                             18.0                       0.7                       18.7
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998 . . . .     151.9   $  206.0    $  475.1    $   53.0      $     --       $   (2.6)   $  731.5
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.


                           34 Convergys Corp. 1998 Annual Report

NOTES TO FINANCIAL STATEMENTS

(Amounts in Millions Except Per Share Amounts)

1.       BACKGROUND AND BASIS OF PRESENTATION
         The Company was organized on May 8, 1998, as a wholly owned subsidiary of Cincinnati Bell Inc. (CBI) with 100 common shares outstanding. In the second quarter of 1998, CBI announced its intention to contribute to the Company the outstanding common shares of Cincinnati Bell Information Systems Inc. (CBIS) and MATRIXX Marketing Inc. (MATRIXX), to sell up to 20% of the Company's outstanding shares in an initial public offering and to distribute the remaining shares of the Company to shareowners of CBI in late 1998. In July 1998, CBI contributed to the Company the outstanding common shares of CBIS and MATRIXX along with its 45% limited partnership interest in a cellular communications services provider in southwestern and central Ohio and northern Kentucky (the Cellular Partnership). Upon transfer of the common shares of CBIS and MATRIXX, the two subsidiaries became subsidiaries of the Company doing business as the Information Management Group (IMG) and Customer Management Group (CMG), respectively.

         Effective August 4, 1998, the Company approved a share split which increased the number of outstanding common shares to 137.0 million. On August 13, 1998, the Company issued an additional 14.95 million common shares, approximately 10% of the then outstanding shares, to the public at a price of $15 per share less underwriting discounts and commissions of $.98 per share (the Offering). On December 31, 1998, CBI distributed all of its remaining interest in the Company (the Distribution).

         The consolidated financial statements reflect the results of operations, financial position, and cash flows of the businesses contributed to the Company as if the Company were a separate entity for all periods presented. The consolidated financial statements have been prepared using the historical results of operations and bases of the assets and liabilities of the businesses. The financial statements include the allocation of certain expenses relating to the Company from CBI. Additionally, the financial statements reflect allocations of CBI debt, interest expense and pension and postretirement benefit plan expense. Management believes these allocations are reasonable. However, the costs of these items charged to the Company by CBI are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions or funded its operations as a stand-alone entity. Management expects that the Company's costs for these items may be slightly higher in future periods. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated. Certain prior year amounts have been reclassified to conform to current year presentation.

         The financial information presented may not necessarily reflect the consolidated results of operations, financial position, changes in shareowners' equity and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

2.       ACCOUNTING POLICIES
         CONSOLIDATION--The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, IMG and CMG. IMG provides information systems and billing services for the communications, cable and broadband services industries. CMG provides a full range of outsourced marketing and customer service solutions to large companies. The Cellular Partnership interest is accounted for under the equity method.


                           35 Convergys Corp. 1998 Annual Report

NOTES TO FINANCIAL STATEMENTS

(Amounts in Millions Except Per Share Amounts)


2.       ACCOUNTING POLICIES (CONTINUED)
         USE OF ESTIMATES--Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

         CASH EQUIVALENTS--Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less.

         PROPERTY AND EQUIPMENT--Property and equipment is stated at cost. Purchased software used in the Company's business is capitalized at cost. The Company's provision for depreciation and amortization is based on the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over a thirty-year life, software over a three- to five-year life and equipment generally over a five-year life. Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the associated lease. For property and equipment retired or sold, the gain or loss is recognized in other income.

         SOFTWARE DEVELOPMENT COSTS--Research and development expenditures and Year 2000 programming costs are charged to expense as incurred. The development costs of software to be marketed are charged to expense until technological feasibility is established, and capitalized thereafter. Amortization of the capitalized amounts is computed using the greater of the sales ratio method or the straight-line method over a life of four years or less. At both December 31, 1998 and 1997, capitalized software was fully amortized.

         GOODWILL AND OTHER INTANGIBLES--Goodwill resulting from the purchase of businesses and other intangibles are recorded at cost and amortized on a straight-line basis over lives ranging from five to forty years. Goodwill and other intangibles are evaluated periodically if events or circumstances indicate a possible inability to recover their carrying amounts. Such evaluation is based on various analyses, including cash flow and profitability projections. If future expected undiscounted cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized based upon the excess of the carrying value of the asset over the anticipated cash flows on a discounted basis.

         REVENUE RECOGNITION--IMG's revenues include data processing and professional and consulting revenues, which are recognized as services are performed. Revenues from software maintenance agreements are recognized over the maintenance period. In 1998, the Company adopted American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition." Accordingly, initial software license revenues are recognized upon delivery and acceptance of the software provided that there are no significant obligations related to the software delivered, no collection uncertainties, and if objective evidence exists to support the fair value of all elements included in the agreement. The adoption of SOP 97-2 did not have a material effect on operating results in 1998. On certain long-term communications systems development contracts, the percentage of completion method is used to recognize revenues, with progress toward completion measured on a cost-to-cost basis. The effect of contract revisions is recorded in the period the changes become known. CMG's revenues are generally recognized as the related customer management services are performed.

         INCOME TAXES--The Company's operations have been included in CBI's consolidated income tax returns for all periods up to the date of the Distribution. Income tax expense has been calculated on a separate tax return basis. The provision for income taxes consists of an amount for taxes currently payable and a provision for deferred taxes using the liability method.


                           36 Convergys Corp. 1998 Annual Report

         STOCK-BASED COMPENSATION--Compensation cost associated with stock options issued to Company employees is measured as the excess of the market value over the exercise price on the date of grant.

         CURRENCY TRANSLATION--Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated to U.S. dollars at year-end exchange rates. Revenue and expenses are translated at average exchange rates for the year. Translation adjustments are accumulated and reflected as adjustments to comprehensive income.

         FINANCIAL INSTRUMENTS--The Company's financial instruments consist of cash, cash equivalents and debt. The carrying amount of such instruments approximates fair value based on their short maturities.

3.       ACQUISITIONS
         Effective February 28, 1998, CMG acquired American Transtech, Inc. and the assets of AT&T's Canadian customer care business (Transtech) from AT&T for approximately $625 in cash. The acquisition was accounted for under the purchase method of accounting and was financed through short-term, variable rate debt issued by CBI, which was allocated to the Company by CBI.

         The Company allocated $68.2 of the purchase price to an eight-year contract under which the Company will provide customer management services to AT&T, $11.4 to the assembled workforce which will be amortized over a fifteen-year useful life, $4.4 to capitalized software to be amortized over a three-year useful life and $91.0 to the fair value of the acquired tangible net assets. The Company allocated $42.6 to two research and development projects that were in process at the time of the acquisition. These projects had not reached technological feasibility at the time of the acquisition and had no alternative future use. The fair values of the acquired assets were determined by an independent valuation performed at the time of the acquisition. The excess of the purchase price and acquisition costs over the fair value of the assets acquired was recorded as goodwill, which is being amortized on a straight-line basis over a thirty-year life.

         At the time of the acquisition, the Company began a process of evaluating an integration plan for the acquired operations. The Company has accrued as an addition to goodwill approximately $9.0 for severance of approximately 375 employees and other integration costs under this plan. Severance payments through December 31, 1998 under the plan were $5.6. The remaining severance amounts will be paid in the first half of 1999.

         The following unaudited pro forma data summarizes the combined results of operations of the Company and Transtech as though the acquisition had occurred as of the beginning of each period:

                                             Year Ended December 31,
                                                  1998          1997
                ----------------------------------------------------
                Revenues . . . . . . . .   $   1,509.6   $   1,389.9
                Net income . . . . . . .   $      75.6   $      73.5
                Earnings per share:
                   Basic . . . . . . . .   $       .53   $       .54
                   Diluted . . . . . . .   $       .53   $       .54

          In January 1998, CMG acquired the customer management assets of Maritz, Inc. for approximately $30 in cash. The acquisition agreement contains provisions that could increase the purchase price by up to approximately $20 based upon the operating results of the acquired business over the two-year period after the acquisition. Any increase to the purchase price will be reflected as additional goodwill. The acquisition was accounted for under the purchase method of accounting with resulting goodwill amortized over a twenty-five year life.


                           37 Convergys Corp. 1998 Annual Report

(Amounts in Millions Except Per Share Amounts)

4.       BUSINESS RESTRUCTURING
         In the fourth quarter of 1997, a restructuring plan for CMG was approved. The restructuring plan included the consolidation of certain CMG operating divisions and facilities. CMG recorded a special charge of $35.0 which reduced net income by $23.0. The charge included $9.5 in lease termination costs, $7.5 in severance pay under existing severance plans, $7.6 in non-cash goodwill writedowns associated with restructured operations, $6.3 in non-cash property and equipment writedowns related to facilities to be closed and $4.1 in other restructuring costs. The Company anticipated the severance of approximately 425 employees under the plan.

         Restructuring liability activity consists of the following:


                                              1998       1997
            --------------------------------------------------
            Balance at January 1 . . . . . $  24.9         --
            Restructuring charge . . . . .      --    $  35.0
            Goodwill writedown . . . . . .      --       (7.6)
            Equipment writedowns . . . . .    (5.2)      (1.1)
            Severance payments . . . . . .    (3.9)      (1.4)
            Lease termination payments . .    (1.6)        --
            Other costs. . . . . . . . . .    (1.1)        --
            --------------------------------------------------
            Balance at December 31 . . . . $  13.1    $  24.9
            --------------------------------------------------
            --------------------------------------------------

         At December 31, 1998, the balance of the restructuring liability was principally related to costs for facility closures, including $7.8 for lease termination costs, $2.1 for equipment disposals, $1.8 for severance and $1.5 for other facility consolidation costs. Remaining cash outflows under the plan are expected to be approximately $11 million. Management expects the restructuring plan activities to be substantially completed by the end of 1999.

5.       INCOME TAXES
         The Company's provision for income taxes, calculated on a separate return basis, consists of the following:


                                         Year Ended December 31,
                                    --------------------------------
                                        1998      1997       1996
                ----------------------------------------------------
                Current:
                  Federal. . . . .  $  45.2    $  45.6    $  40.0
                  Foreign. . . . .      3.3        0.4        0.5
                  State and local.      9.4       11.0        6.5
                ----------------------------------------------------
                    Total current.     57.9       57.0       47.0
                Deferred . . . . .     (8.3)     (13.0)      (0.2)
                ----------------------------------------------------
                Total. . . . . . .  $  49.6    $  44.0    $  46.8
                ----------------------------------------------------
                ----------------------------------------------------

         The components of the Company's deferred tax assets and liabilities are as follows:

                                                    at December 31,
                                                  ------------------
                                                     1998       1997
                ----------------------------------------------------
                Deferred tax asset:
                  Restructuring charge . . . . .  $   4.6    $  11.1
                  Loss carryforwards . . . . . .     26.1       26.0
                  Depreciation and amortization.      7.9         --
                  Other. . . . . . . . . . . . .     11.9        9.8
                  Valuation allowance. . . . . .    (21.0)     (21.0)
                ----------------------------------------------------
                  Total deferred tax asset . . .     29.5       25.9
                ----------------------------------------------------
                Deferred tax liability:
                  Depreciation and amortization.       --        4.6
                  Other. . . . . . . . . . . . .      1.0        1.1
                ----------------------------------------------------
                  Total deferred tax liability .      1.0        5.7
                ----------------------------------------------------
                  Net deferred tax asset . . . .  $  28.5    $  20.2
                ----------------------------------------------------
                ----------------------------------------------------


                           38 Convergys Corp. 1998 Annual Report

         The following is a reconciliation of the statutory federal income tax rate with the effective tax rate for each year:

                                                                       1998      1997       1996
-------------------------------------------------------------------------------------------------

U.S. federal statutory rate . . . . . . . . . . . . . . . . . . .     35.0%      35.0%      35.0%
State and local income taxes, net of federal income tax benefit .      4.0        4.3        3.2
Research tax credits  . . . . . . . . . . . . . . . . . . . . . .     (2.9)     (10.4)      (1.5)
Amortization and writedown of intangible assets . . . . . . . . .      1.6        2.4        1.2
Other differences . . . . . . . . . . . . . . . . . . . . . . . .      0.3        2.4       (0.4)
-------------------------------------------------------------------------------------------------
Effective rate                                                        38.0%      33.7%      37.5%
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

         The resolution of CBI's federal tax return audits for 1989 through 1994 resulted in the recognition of a significant amount of research and experimentation tax credits in 1997.

         The Company had U.S. capital loss carryforwards at both December 31, 1998 and 1997 of approximately $60.0 which expire on December 31, 1999. Utilization of these capital losses is dependent upon the generation of future capital gains and, accordingly, a valuation allowance has been established for the related deferred tax asset.

6.       DEBT

         Debt maturing within one year consists of the following:

                                                             at December 31,
                                                  ---------------------------------
                                                     1998            1997      1996
                -------------------------------------------------------------------
                Revolving credit facility. . . . .    $  460.0          --       --
                Indebtedness payable to CBI. . . .         --     $  53.0    $ 78.0
                Other. . . . . . . . . . . . . . .         6.8        6.1       8.4
                -------------------------------------------------------------------
                Total. . . . . . . . . . . . . . .   $  466.8     $  59.1    $ 86.4
                -------------------------------------------------------------------
                -------------------------------------------------------------------
                Weighted average interest rates:
                  Revolving credit facility  . . .          6.2%       --        --
                  Indebtedness payable to CBI. . .          5.8%      7.2%      7.0%

         At December 31, 1998, the Company had a $600.0 revolving credit facility extending through December 15, 1999. Borrowings under the facility at December 31, 1998 were $460.0, which were principally used to repay outstanding intercompany indebtedness payable to CBI on December 23, 1998. The credit agreement includes certain restrictive covenants including maintenance of interest coverage and debt to capitalization ratios. Interest rates under the credit facility are generally based on LIBOR adjusted for an index related to the Company's credit ratings.

         Through December 23, 1998, the Company's consolidated financial statements included an allocation of CBI's consolidated debt and the related interest expense. The allocation was based on the terms of the Plan of Reorganization and Distribution Agreement between the Company and CBI. An allocation methodology was used to reflect the capital structure through each historic period presented based on cash flows for those periods adjusted for interest expense. This debt was classified as short-term given the requirement to repay the amount to CBI at or before the Distribution. Interest expense was determined based on the average interest rate for CBI short-term debt in 1998 and the weighted average interest rate for CBI short-term and long-term debt in 1997 and 1996. The Company believes the allocations of interest expense from CBI are reasonable estimates of the cost of financing the Company's assets and operations in the past. However, the Company's future interest expense will be based on its revolving credit facility and any other future financing arrangements.


                           39 Convergys Corp. 1998 Annual Report

(Amounts in Millions Except Per Share Amounts)


7.       EMPLOYEE BENEFIT PLANS
         The Company's financial statements reflect the costs experienced for its employees and retirees while included in CBI benefit plans. Effective January 1, 1999, the Company assumed responsibility for employee benefit plans covering its active employees and retirees.

         PENSIONS

         Through December 31, 1998, certain Company employees participated in three noncontributory CBI defined benefit pension plans: one for eligible management employees, one for nonmanagement employees and one supplementary, nonqualified, unfunded plan for certain senior managers. The pension benefit formula for the CBI management plan is a cash balance plan where the pension benefits are determined by a combination of compensation-based credits and annual guaranteed interest credits. The CBI nonmanagement pension is also a cash balance plan with benefits that are determined by a combination of service and job classification based credits and annual interest credits. Benefits for the supplementary plan are based on years of service and eligible pay. Funding of the CBI management and nonmanagement plans has been achieved through contributions made by CBI to an irrevocable trust fund. The contributions have been determined using the aggregate cost method. CBI uses the projected unit credit cost method for determining pension cost for financial reporting purposes.

         Effective January 1, 1999, pension assets were divided between the pension trusts of the Company and CBI so that each company's plans has the required assets to meet the minimum requirements set forth in applicable benefit and tax regulations. The remaining assets in excess of the minimum requirements will be divided between the pension trusts of the Company and CBI in accordance with the Employee Benefits Agreement between the two companies. Subject to final adjustment, the projected benefit obligation and plan assets to be transferred to the Company's plans effective January 1, 1999 were $79.5 and $168.2, respectively. The Company's share of the plans' unrecognized transition asset, prior service cost and net gains at December 31, 1998 were estimated to be $2.1, $4.7 and $67.3, respectively. The
         Company has recorded a prepaid pension asset of $24.0 at December 31, 1998.

         The following information relates to the entire CBI noncontributory defined benefit pension plans.

         CBI pension cost included the following components:


                                                      Year Ended December 31,
                                                   --------------------------------
                                                        1998      1997       1996
-----------------------------------------------------------------------------------
Service cost (benefits earned during the period). .  $  15.5    $   8.5    $   7.2
Interest cost on projected benefit obligation . . .     35.0       37.6       35.3
Expected return on plan assets. . . . . . . . . . .    (44.5)     (42.9)     (33.5)
Amortization and deferrals--net . . . . . . . . . .      0.7       (0.6)      (1.0)
Settlement gains. . . . . . . . . . . . . . . . . .       --      (21.0)     (27.4)
-----------------------------------------------------------------------------------
Pension cost (income) . . . . . . . . . . . . . . .  $   6.7    $ (18.4)   $ (19.4)
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
Company portion of pension cost . . . . . . . . . .  $   6.0    $   2.2    $   1.8
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------


                           40 Convergys Corp. 1998 Annual Report

         The following table sets forth the CBI pension plans' funded status:

                                                         1998        1997
-------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year. . . . . . $  514.9    $  587.3
  Service cost . . . . . . . . . . . . . . . . . . .     15.5         8.5
  Interest cost. . . . . . . . . . . . . . . . . . .     35.0        37.6
  Amendments . . . . . . . . . . . . . . . . . . . .      1.8         3.5
  Actuarial loss . . . . . . . . . . . . . . . . . .     32.3         1.1
  Settlement . . . . . . . . . . . . . . . . . . . .       --       (76.3)
  Curtailment  . . . . . . . . . . . . . . . . . . .      0.9        (0.2)
  Benefits paid  . . . . . . . . . . . . . . . . . .    (44.4)      (46.6)
-------------------------------------------------------------------------
  Benefit obligation at end of year  . . . . . . . .    556.0       514.9
CHANGE IN PLAN ASSETS:
  Fair value of plan assets at beginning of year . .    700.0       698.6
  Actual return on plan assets . . . . . . . . . . .     86.5       108.1
  Employer contribution. . . . . . . . . . . . . . .      5.4        16.2
  Benefits paid  . . . . . . . . . . . . . . . . . .    (44.4)      (46.6)
  Settlement . . . . . . . . . . . . . . . . . . . .       --       (76.3)
-------------------------------------------------------------------------
  Fair value of plan assets at end of year . . . . .    747.5       700.0
  Funded status. . . . . . . . . . . . . . . . . . .    191.5       185.1
  Unrecognized transition asset  . . . . . . . . . .    (16.5)      (18.7)
  Unrecognized prior cost. . . . . . . . . . . . . .     23.9        23.8
  Unrecognized net gain  . . . . . . . . . . . . . .   (172.8)     (162.7)
-------------------------------------------------------------------------
  Prepaid benefit expense  . . . . . . . . . . . . . $   26.1    $   27.5
-------------------------------------------------------------------------
-------------------------------------------------------------------------

         At December 31, 1998, plan assets include $52.8 of Company and CBI common shares.

         CBI used the following rates in determining the actuarial present value of the projected benefit obligation and pension cost for the three CBI pension plans:


                                                      Year Ended December 31,
                                                   --------------------------------
                                                        1998      1997       1996
-----------------------------------------------------------------------------------
Discount rate--projected benefit obligation . . . . .   6.50%     7.00%     7.25%
Future compensation growth rate . . . . . . . . . . .   4.00%     4.00%     4.00%
Expected long-term rate of return on plan assets. . .   8.25%     8.25%     8.25%

         SAVINGS PLANS
         The Company sponsors defined contribution plans covering substantially all employees. The Company's contributions to the plans are based on matching a portion of the employee contributions or on a percentage of employee earnings or net income for the year. Total Company contributions to the defined contribution plans were $6.8, $5.8 and $6.2 for 1998, 1997 and 1996, respectively.

         EMPLOYEE POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
         Through December 31, 1998, certain Company employees participated in CBI plans offering healthcare and group life insurance benefits for participants that retire with a pension benefit under the CBI pension plans. CBI funds its group life insurance benefits through Retirement Funding Accounts (RFAs) and funds healthcare benefits using Voluntary Employee Benefit Association (VEBA) trusts. It is CBI's practice to fund amounts as deemed appropriate from time to time. Contributions are subject to IRS limitations developed using the aggregate cost method. The associated plan assets are primarily equity securities and fixed income investments.

         Effective January 1, 1999, the Company established separate postretirement health and life insurance plans for certain eligible employees. As of December 31, 1998, subject to final adjustment, the projected benefit obligation and plan assets to be transferred to the Company's plans effective January 1, 1999 from CBI's plans were $17.6 and $5.8, respectively. The Company's share of the plans' unrecognized transition obligation, prior service cost and net loss at December 31, 1998 were estimated to be $3.6, $0.3 and $1.5, respectively. The Company has recorded an accrued postretirement benefit liability of $6.4 at December 31, 1998.

         The following information relates to the CBI postretirement healthcare and life insurance benefit plans in their entirety.


                           41 Convergys Corp. 1998 Annual Report

(Amounts in Millions Except Per Share Amounts)


7.       EMPLOYEE BENEFIT PLANS (CONTINUED)
         The components of postretirement benefit cost for CBI are as follows:


                                            Year Ended December 31,
                                         -----------------------------
                                          1998       1997       1996
----------------------------------------------------------------------
Service cost (benefits earned
  during the period) . . . . . . . . .  $   2.5    $   2.1    $   1.8
Interest cost on accumulated
  postretirement benefit obligation. .     16.1       16.1       15.6
Expected return on plan assets . . . .     (9.4)      (7.4)      (5.7)
Amortization and deferrals--net. . . .      5.1        5.3        5.3
----------------------------------------------------------------------
Postretirement benefit expense . . . .  $  14.3    $  16.1    $  17.0
----------------------------------------------------------------------
----------------------------------------------------------------------
Company portion of postretirement
  benefit expense  . . . . . . . . . .  $   2.0    $   1.8    $   1.6
----------------------------------------------------------------------
----------------------------------------------------------------------

         The aggregate funded status of the CBI plans is:

                                                         1998        1997
-------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year. . . . .   $  236.7    $  227.3
  Service cost . . . . . . . . . . . . . . . . . .        2.5         2.1
  Interest cost  . . . . . . . . . . . . . . . . .       16.1        16.1
  Actuarial loss . . . . . . . . . . . . . . . . .       14.1         6.2
  Benefits paid  . . . . . . . . . . . . . . . . .      (17.0)      (15.0)
-------------------------------------------------------------------------
  Benefit obligation at end of year. . . . . . . .      252.4       236.7
CHANGE IN PLAN ASSETS:
  Fair value of plan assets at beginning of year .      116.8        95.1
  Actual return on plan assets . . . . . . . . . .       18.7        23.7
  Employer contribution. . . . . . . . . . . . . .       15.2        13.0
  Benefits paid  . . . . . . . . . . . . . . . . .      (17.0)      (15.0)
-------------------------------------------------------------------------
  Fair value of plan assets at end of year . . . .      133.7       116.8
  Funded status  . . . . . . . . . . . . . . . . .     (118.7)     (119.9)
  Unrecognized transition obligation . . . . . . .       72.2        77.3
  Unrecognized prior service cost. . . . . . . . .        2.9         3.1
  Unrecognized net gain  . . . . . . . . . . . . .      (10.3)      (15.3)
-------------------------------------------------------------------------
  Accrued benefit expense. . . . . . . . . . . . .   $  (53.9)   $  (54.8)
-------------------------------------------------------------------------
-------------------------------------------------------------------------

         The transition obligation is being amortized by CBI over twenty years.

         CBI used the following rates in determining the actuarial present value of the accumulated postretirement benefit obligation (APBO) and postretirement benefit costs:


                                            Year Ended December 31,
                                         -----------------------------
                                          1998       1997       1996
----------------------------------------------------------------------
Discount rate--APBO . . . . . . . . . .    6.50%     7.00%     7.25%
Expected long-term rate of return
  for VEBA assets   . . . . . . . . . .    8.25%     8.25%     8.25%
Expected long-term rate of return
  for RFA assets  . . . . . . . . . . .    8.00%     8.00%     8.00%

         The assumed healthcare cost trend rate used to measure the CBI postretirement health benefit obligation at December 31, 1998 was 5.4% and is assumed to decrease gradually to 4.3% by the year 2005. A one percentage point increase or decrease in the assumed healthcare cost trend rate would change the aggregate of the service and interest cost components and the CBI accumulated postretirement benefit obligation by approximately 4%.

8.       COMMON AND PREFERRED SHARES

         SHAREHOLDER RIGHTS PLAN
         In the fourth quarter of 1998, the Company's Board of Directors adopted a Shareholder Rights Plan. Under the plan, the Company granted a dividend of one preferred share purchase right for each outstanding common share to shareholders of record at close of business on December 1, 1998. Under certain conditions, each right entitles the holder to purchase one one-hundredth of a Series A preferred share. The rights cannot be exercised or transferred separately from common shares, unless a person or group acquires 15% or more of the Company's outstanding common shares. The rights will expire on December 1, 2008, unless earlier redeemed by the Company.


                           42 Convergys Corp. 1998 Annual Report

         PREFERRED SHARES

         The Company is authorized to issue up to 5 million preferred shares, of which 4 million would have voting rights. At December 31, 1998 and 1997, there were no preferred shares outstanding.

9.       STOCK-BASED COMPENSATION PLANS

         During 1998 and in prior years, certain employees of the Company were granted stock options and other stock-based awards under CBI's Long-Term Incentive Plan (CBI LTIP). Effective December 31, 1998, awards outstanding under the CBI LTIP were modified to the extent that, for each CBI option or share award, the holder received, in addition, a Convergys option or share award pursuant to the Convergys Long-Term Incentive Plan (Convergys LTIP). The Convergys stock options or share awards issued to holders of CBI options or share awards on December 31, 1998, have the same vesting provisions, option periods and other terms and conditions as the original CBI options. The exercise prices of the Company and CBI stock options issued to holders of CBI options at the Distribution date were established so the options had the same ratio of exercise price per share to market value per share as the original stock option. Additionally, the Company issued Convergys stock options to certain employees under the Convergys LTIP during 1998. Under both the Convergys LTIP and the CBI LTIP, options are granted with exercise prices that are no less than market value of the stock at the grant date. Generally, stock options have a ten-year term and vesting terms of three to four years. At December 31, 1998, the Company had authorized 30 million shares of common stock for issuance under the Convergys LTIP. There were no Convergys or CBI stock appreciation rights granted or outstanding during the three-year period ended December 31, 1998.

         The Company follows the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for the issuance of CBI or Convergys options to Company employees based on the fair value at the grant dates for awards consistent with the method prescribed by SFAS 123, net income and earnings per share would have been impacted as follows:


                                            Year Ended December 31,
                                         -----------------------------
                                          1998       1997       1996
----------------------------------------------------------------------
Net income:
  As reported                           $   81.0  $   86.6   $   78.0
  Pro forma compensation expense,
    net of tax benefit                      (8.3)     (3.8)      (1.7)
----------------------------------------------------------------------
  Pro forma                             $   72.7   $   82.8   $   76.3
----------------------------------------------------------------------
----------------------------------------------------------------------
Diluted earnings per share:
         As reported                    $    .57   $    .63   $    .57
         Pro forma                      $    .51   $    .60   $    .56

         The pro forma effect on net income for all periods shown above is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995. Additionally, the pro forma disclosure for 1998 includes incremental compensation expense based on the difference in the fair value of the replacement Company and CBI options issued at the date of the Distribution to Company employees who held CBI options.

         The weighted average fair value on the date of grant for the Convergys options granted during 1998 was $7.68. The weighted average fair values at the date of grant for the CBI options granted to Company employees during 1998, 1997 and 1996 were $8.78, $9.64 and $4.60, respectively.
         Such amounts were estimated using the Black-Scholes option pricing model with the following weighted average assumptions.

                          Convergys                CBI
                          ---------------------------------------
                               1998      1998      1997      1996
-----------------------------------------------------------------
Expected dividend yield        0.0%      1.4%      1.8%      3.5%
Expected volatility           44.9%     25.0%     29.9%     29.2%
Risk free interest rate        5.4%      5.7%      6.2%      5.5%
Expected holding period     4 years   4 years   4 years   4 years


                           43 Convergys Corp. 1998 Annual Report

(Amounts in Millions Except Per Share Amounts)


9.       STOCK-BASED COMPENSATION PLANS (CONTINUED)

         Presented below is a summary of the status of the outstanding Convergys and CBI stock options issued to the Company's employees, the issuance of Convergys options to CBI option-holders at the date of Distribution, and related transactions:

                                                                                         Weighted
                                                                                          Average
                                                                                         Exercise
Shares in thousands                                                         Shares          Price
-------------------------------------------------------------------------------------------------
CBI options held by Company employees at January 1, 1996. . . . . . . . .    2,758      $    9.63
  Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,588      $   20.20
  Exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (744)     $    9.45
  Forfeited/expired . . . . . . . . . . . . . . . . . . . . . . . . . . .     (165)     $   13.76
-------------------------------------------------------------------------------------------------
CBI options held by Company employees at December 31, 1996. . . . . . . .    3,437      $   13.14
  Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,095      $   30.01
  Exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (676)     $   10.08
  Forfeited/expired . . . . . . . . . . . . . . . . . . . . . . . . . . .     (119)     $   23.90
-------------------------------------------------------------------------------------------------
CBI options held by Company employees at December 31, 1997. . . . . . . .    3,737      $   17.16
  Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,322      $   31.25
  Exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (335)     $   12.02
  Forfeited/expired . . . . . . . . . . . . . . . . . . . . . . . . . . .     (274)     $   28.26
-------------------------------------------------------------------------------------------------
CBI options held by Company employees at December 31, 1998. . . . . . . .    4,450      $   20.33
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Total CBI options outstanding at December 31, 1998  . . . . . . . . . . .    7,284      $   20.33
Convergys options issued to holders of CBI options at December 31, 1998 .    7,284      $   12.26
Convergys options granted in 1998 . . . . . . . . . . . . . . . . . . . .    2,004      $   15.01
Convergys options cancelled in 1998 . . . . . . . . . . . . . . . . . . .      (20)     $   15.00
-------------------------------------------------------------------------------------------------
Convergys options outstanding at December 31, 1998. . . . . . . . . . . .    9,268      $   12.30
-------------------------------------------------------------------------------------------------
Convergys options exercisable at December 31, 1998. . . . . . . . . . . .    4,037      $    7.90
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

         The following table summarizes the status of the Company stock options outstanding and exercisable at December 31, 1998:


                                                 Options                 Options
                 Shares in thousands           Outstanding             Exercisable
                 -----------------------------------------------------------------------
                                                Weighted
                                                 Average  Weighted              Weighted
                                               Remaining   Average               Average
                  Range of                   Contractual  Exercise              Exercise
                  Exercise prices     Shares        Life     Price     Shares      Price
                 -----------------------------------------------------------------------
                  $4.45 to $5.42       2,225        4.73      5.08      2,225       5.08
                  $5.63 to $9.64       1,663        5.63      8.61      1,091       8.08
                  $13.72 to $21.38     5,380        8.90     16.43        721      16.35
                 -----------------------------------------------------------------------
                  Total                9,268        7.32     12.30      4,037       7.90
                 -----------------------------------------------------------------------
                 -----------------------------------------------------------------------

10.      COMMITMENTS AND CONTINGENCIES

         COMMITMENTS

         The Company leases certain facilities and equipment used in its operations under operating leases. Total rent expense was approximately $120.9, $94.8 and $76.6 in 1998, 1997 and 1996,
         respectively.

         At December 31, 1998, the total minimum rental commitments under noncancelable leases are as follows:

1999 . . . . . . . . . . . . . . . . . $ 75.0
2000 . . . . . . . . . . . . . . . . .   50.4
2001 . . . . . . . . . . . . . . . . .   35.2
2002 . . . . . . . . . . . . . . . . .   26.3
2003 . . . . . . . . . . . . . . . . .   22.5
Thereafter . . . . . . . . . . . . . .  111.3
---------------------------------------------
Total  . . . . . . . . . . . . . . . . $320.7
---------------------------------------------
---------------------------------------------

         CONTINGENCIES

         The Company is from time to time subject to routine complaints incidental to the business. The Company believes that the results of any complaints and proceedings will not have a materially adverse effect on the Company's financial condition or results of operations.


                           44 Convergys Corp. 1998 Annual Report

11. ADDITIONAL FINANCIAL INFORMATION

         BALANCE SHEET

                                                at December 31,
                                            ----------------------
                                               1998        1997
------------------------------------------------------------------
RECEIVABLES:
  Billed . . . . . . . . . . . . . . . . . .  $  177.4    $  130.4
  Unbilled . . . . . . . . . . . . . . . . .     141.5        93.6
  Other  . . . . . . . . . . . . . . . . . .       5.2         5.3
------------------------------------------------------------------
    Total. . . . . . . . . . . . . . . . . .     324.1       229.3
  Less: Allowances . . . . . . . . . . . . .      (9.8)       (6.4)
------------------------------------------------------------------
                                              $  314.3    $  222.9
------------------------------------------------------------------
------------------------------------------------------------------
PROPERTY AND EQUIPMENT, NET:
  Land   . . . . . . . . . . . . . . . . . .  $    6.2          --
  Buildings. . . . . . . . . . . . . . . . .      47.8    $    7.0
  Leasehold improvements . . . . . . . . . .      54.3        38.5
  Equipment. . . . . . . . . . . . . . . . .     226.2       175.3
  Software . . . . . . . . . . . . . . . . .     136.2       108.7
  Construction in progress and other . . . .      27.9        11.5
------------------------------------------------------------------
    Total. . . . . . . . . . . . . . . . . .     498.6       341.0
  Less: Accumulated depreciation . . . . . .    (248.8)     (211.0)
------------------------------------------------------------------
                                              $  249.8    $  130.0
------------------------------------------------------------------
------------------------------------------------------------------
GOODWILL AND INTANGIBLES, NET:
  Goodwill . . . . . . . . . . . . . . . . .  $  744.5    $  278.6
  Other intangible assets. . . . . . . . . .      79.6          --
------------------------------------------------------------------
    Total. . . . . . . . . . . . . . . . . .     824.1       278.6
  Less: Accumulated amortization . . . . . .    (136.7)     (101.0)
------------------------------------------------------------------
                                              $  687.4    $  177.6
------------------------------------------------------------------
------------------------------------------------------------------
PAYABLES AND OTHER CURRENT LIABILITIES:
  Accounts payable   . . . . . . . . . . . .  $   81.1    $   41.2
  Accrued expenses   . . . . . . . . . . . .      86.7        63.8
  Accrued taxes  . . . . . . . . . . . . . .      23.1        16.3
  Restructuring and exit costs . . . . . . .      21.3        27.0
  Advance billing and customer deposits. . .      18.9         9.2
------------------------------------------------------------------
                                              $  231.1    $  157.5
------------------------------------------------------------------
------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME:
  Currency translation adjustments . . . . .  $   (0.6)   $    2.4
  Unrealized loss on investment. . . . . . .      (2.0)         --
------------------------------------------------------------------
                                              $   (2.6)   $    2.4
------------------------------------------------------------------
------------------------------------------------------------------

INCOME STATEMENT


                                            Year Ended December 31,
                                         -----------------------------
                                          1998       1997       1996
------------------------------------------------------------------------
Depreciation and amortization:
  Depreciation . . . . . . . . . . . .  $   68.1    $   37.9    $   29.6
  Amortization . . . . . . . . . . . .      33.2        23.1        22.2
------------------------------------------------------------------------
                                        $  101.3    $   61.0    $   51.8
------------------------------------------------------------------------
------------------------------------------------------------------------

         CELLULAR PARTNERSHIP
         Summarized financial information for the Cellular Partnership in which the Company has a 45% interest is as follows:


                                                  at December 31,
                                         -----------------------------
                                          1998       1997       1996
----------------------------------------------------------------------
Current assets . . . . . . . . . . . .  $ 63.0     $ 42.6      $ 35.7
Non-current assets . . . . . . . . . .   139.6      107.9       103.1
Current liabilities. . . . . . . . . .    18.0       24.3        17.7
Non-current liabilities. . . . . . . .     2.0        2.0         2.1


                                            Year Ended December 31,
                                         -----------------------------
                                          1998       1997       1996
----------------------------------------------------------------------
Revenues. . . . . . . . . . . . . . .    $203.9     $189.7      $165.9
Operating income. . . . . . . . . . .      60.6       37.8        23.8
Net income. . . . . . . . . . . . . .      58.4       33.2        23.9

12.      TRANSACTIONS AND AGREEMENTS WITH CBI

         In 1998, 1997 and 1996, the Company had $49.8, $49.6 and $45.0,
         respectively, in revenues resulting from information systems and billing services and customer management services provided to CBI and its subsidiaries.

         CBI allocated general corporate overhead expenses to the Company amounting to $10.6, $7.7 and $6.7 in 1998, 1997 and 1996, respectively. The allocation of general corporate overhead expenses was based on the ratio of the Company's revenues, assets and payroll to CBI's revenue, assets and payroll. Additionally, the Company incurred expenses for communications and other services provided by CBI and its subsidiaries of $10.1, $18.6 and $6.2 in 1998, 1997 and 1996, respectively.


                           45 Convergys Corp. 1998 Annual Report

(Amounts in Millions Except Per Share Amounts)

12.      TRANSACTIONS AND AGREEMENTS WITH CBI (CONTINUED)

         At the Distribution, certain CBI assets and liabilities were transferred to or assumed by the Company. The net amount of these non-cash transfers, which consisted primarily of the Company's share of CBI pension and postretirement benefit assets and liabilities, corporate office assets, and related deferred tax amounts, was $18.0. This amount has been reflected as an increase to additional paid-in capital.

         The Company and CBI entered into the Plan of Reorganization and Distribution Agreement dated July 20, 1998 (the Agreement). The Agreement provides that, among other things, the Company will indemnify CBI for all liabilities arising from the Company's business and operations and for all contingent liabilities relating to the Company's business and operations or otherwise assigned to the Company. The Agreement provides for the equal sharing of contingent liabilities not allocated to one of the two companies. In addition, the Company has a number of other agreements with CBI regarding federal, state and local tax allocation and sharing, employee benefits, general services, telecommunications support services provided to the Company by CBI and billing and information processing and customer management services provided by the Company to CBI.

13.      INDUSTRY SEGMENT AND GEOGRAPHIC OPERATIONS

         INDUSTRY SEGMENT INFORMATION

         The Company operates in two industry segments, which are identified by service offerings. IMG is principally engaged in providing information systems and billing services to the communications, cable and broadband services industries. CMG provides a full range of outsourced marketing and customer service solutions to large companies.

         The Company does not allocate activities below the operating income level to its reported segments. The Company's business segment information is as follows:


                                                Year Ended December 31,
                                         ---------------------------------
                                             1998         1997        1996
--------------------------------------------------------------------------
REVENUES
  IMG . . . . . . . . . . . . . . . .   $    602.0    $  548.0    $  479.8
  Less intersegment . . . . . . . . .        (24.6)       (7.9)       (4.4)
  CMG . . . . . . . . . . . . . . . .        869.9       447.6       367.1
  Less intersegment . . . . . . . . .         (0.1)       (0.2)       (0.1)
--------------------------------------------------------------------------
    Total . . . . . . . . . . . . . .   $  1,447.2    $  987.5    $  842.4
--------------------------------------------------------------------------
--------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
  IMG . . . . . . . . . . . . . . . .   $     29.9    $   34.5    $   32.2
  CMG . . . . . . . . . . . . . . . .         71.4        26.5        19.6
--------------------------------------------------------------------------
    Total . . . . . . . . . . . . . .   $    101.3    $   61.0    $   51.8
--------------------------------------------------------------------------
--------------------------------------------------------------------------
SPECIAL ITEMS
  IMG . . . . . . . . . . . . . . . .           --          --    $    3.0
  CMG . . . . . . . . . . . . . . . .   $     42.6    $   35.0         2.0
--------------------------------------------------------------------------
    Total . . . . . . . . . . . . . .   $     42.6    $   35.0    $    5.0
--------------------------------------------------------------------------
--------------------------------------------------------------------------
OPERATING INCOME
  IMG . . . . . . . . . . . . . . . .   $    116.5    $  104.7    $   75.5
  CMG . . . . . . . . . . . . . . . .         25.6         9.4        43.7
  Corporate and other . . . . . . . .         (2.2)         --          --
--------------------------------------------------------------------------
    Total . . . . . . . . . . . . . .   $    139.9    $  114.1    $  119.2
--------------------------------------------------------------------------
--------------------------------------------------------------------------
CAPITAL EXPENDITURES (EXCLUDING
  ACQUISITIONS)
  IMG . . . . . . . . . . . . . . . .   $     39.3    $   24.5    $   24.0
  CMG . . . . . . . . . . . . . . . .         53.9        36.4        32.2
  Corporate and other . . . . . . . .          0.3          --          --
--------------------------------------------------------------------------
    Total . . . . . . . . . . . . . .   $     93.5    $   60.9    $   56.2
--------------------------------------------------------------------------
--------------------------------------------------------------------------


                                             at December 31,
                                         ---------------------
                                          1998       1997
--------------------------------------------------------------
Total Assets
  IMG . . . . . . . . . . . . . . . .   $    384.0    $  283.6
  CMG . . . . . . . . . . . . . . . .        981.2       283.4
  Corporate and other . . . . . . . .         85.7        87.4
----------------------------------------------------------------------
    Total . . . . . . . . . . . . . .   $  1,450.9    $  654.4
----------------------------------------------------------------------
----------------------------------------------------------------------


                           46 Convergys Corp. 1998 Annual Report

         GEOGRAPHIC OPERATIONS

         The following table presents certain information regarding the Company's domestic and international operations:


                                   Year Ended December 31,
                            ---------------------------------
                              1998         1997        1996
-------------------------------------------------------------
Revenues
  North America . . . . . . . $  1,367.7   $  905.8   $  745.6
  International . . . . . . .       79.5       81.7       96.8
-------------------------------------------------------------
    Total . . . . . . . . . . $  1,447.2   $  987.5   $  842.4
-------------------------------------------------------------
-------------------------------------------------------------


                               at December 31,
                            ------------------------
                              1998         1997
----------------------------------------------------
Long-lived assets
  North America . . . . . . . $  1,038.7   $  342.3
  International . . . . . . .       34.1       41.3
----------------------------------------------------
    Total . . . . . . . . . . $  1,072.8   $  383.6
----------------------------------------------------
----------------------------------------------------

         CONCENTRATIONS

         Both of the Company's segments derive significant revenues from AT&T by providing information systems and billing services and customer management solutions. Revenues from AT&T were 35.4%, 30.1% and 34.7% of the Company's consolidated revenues for 1998, 1997 and 1996, respectively. Related amounts receivable from AT&T totaled $99.6 and $54.1 at December 31, 1998 and 1997, respectively. The Company's relationship with AT&T includes its use of AT&T communication services, which is particularly significant to the CMG segment. The Company's spending for these services with AT&T was $83.7, $39.2 and $30.8 in 1998, 1997 and 1996, respectively.

14.      EARNINGS PER SHARE

         The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations for the year ended December 31, 1998:

                                                             Per Share
                                           Income    Shares     Amount
----------------------------------------------------------------------
Basic EPS                                 $  81.0     142.7   $   .57
Effect of dilutive securities:
  Stock-based compensation arrangements        --       0.2        --
----------------------------------------------------------------------
Diluted EPS                               $  81.0     142.9   $   .57
----------------------------------------------------------------------
----------------------------------------------------------------------

         There were no dilutive securities outstanding during 1997 or 1996. Accordingly, for those periods basic EPS and dilutive EPS were equal.

         The EPS information for all periods has been calculated giving retroactive recognition of the share split, effective August 4, 1998, which increased the number of then outstanding common shares to 137.0 million.


                           47 Convergys Corp. 1998 Annual Report

(Amounts in Millions Except Per Share Amounts)

15.      RECENTLY ISSUED ACCOUNTING STANDARDS

         In March 1998, Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Development or Obtained for Internal Use," was issued. SOP 98-1 is effective for fiscal years beginning after December 15, 1998 and requires the capitalization of certain expenditures for software that is purchased or internally developed for use in the business. Management believes that the prospective implementation of SOP 98-1 in 1999 is likely to result in some additional capitalization of software expenditures in the future. This amount cannot be determined at this time.

         In April 1998, SOP 98-5, "Reporting on the Costs of Start-up Activities," was issued. The SOP provides guidance on financial reporting of costs of start-up activities. SOP 98- 5 requires such costs to be expensed instead of being capitalized and amortized. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company believes the implementation of SOP 98-5 will not have a material impact on its financial reporting.

         In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company occasionally employs a small number of financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. The Company does not hold or issue such financial instruments for trading purposes. The Company will adopt SFAS 133, as required in the year 2000, and does not expect the impact of adoption to be material.

16.      QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

         All adjustments necessary for a fair statement of income for each period have been included.

                                         1st           2nd          3rd          4th
                                     Quarter       Quarter      Quarter      Quarter         Total
--------------------------------------------------------------------------------------------------
1998
Revenues . . . . . . . . . . . .  $    308.6    $    363.6   $    370.3   $    404.7   $   1,447.2
Operating income (loss). . . . .  $     (1.3)   $     41.6   $     45.8       $ 53.8   $     139.9
Net income (loss). . . . . . . .  $     (2.3)   $     23.6   $     25.6   $     34.1   $      81.0
Earnings (loss) per share:
  Basic  . . . . . . . . . . . .        (.02)          .17          .18          .22           .57
  Diluted  . . . . . . . . . . .        (.02)          .17          .18          .22           .57
--------------------------------------------------------------------------------------------------
1997
Revenues . . . . . . . . . . . .  $    243.4    $    243.2   $    238.5   $    262.4   $     987.5
Operating income . . . . . . . .  $     37.2    $     38.1   $     34.5   $      4.3   $     114.1
Net income . . . . . . . . . . .  $     26.8    $     28.2   $     26.3   $      5.3   $      86.6
Earnings per share:
  Basic  . . . . . . . . . . . .         .20           .21          .19          .04           .63
  Diluted  . . . . . . . . . . .         .20           .21          .19          .04           .63

           See Notes 3 and 4 for a discussion of special items which were recorded by the Company in the first quarter of 1998 and the fourth quarter of 1997.

17.      SUBSEQUENT EVENT

         On February 17, 1999, the Company announced an agreement to increase its ownership in Wiztec Solutions Ltd. (Wiztec) from nearly 20% to approximately 70%. Wiztec, based in Herzlia, Israel, is a provider of subscriber managment systems for multi-channel subscription television operators. The additional investment of approximately $53 will be financed using its revolving credit facility. The investment will be accounted for under the purchase method of accounting.


                           48 Convergys Corp. 1998 Annual Report