Form 10-K, Exhibit 13
period 1999-12-31
CONVERGYS CORP
filed 2000-03-29
CIK 1062047

Financial Contents

Selected Financial and Operating Data                          24
Management's Discussion and Analysis                           25
Report of Management                                           33
Report of Independent Accountants                              33
Consolidated Statements of Income                              34
Consolidated Balance Sheets                                    35
Consolidated Statements of Cash Flows                          36
Consolidated Statements of Shareowners' Equity
and Comprehensive Income                                       37
Notes to Financial Statements                                  38

Selected Financial and Operating Data

---------------------------------------------------------------------------------------------------------------------------
(Amounts in Millions Except Per Share Amounts)        1999            1998            1997           1996            1995
---------------------------------------------------------------------------------------------------------------------------
Results of Operations

Revenues                                           $ 1,762.9        $ 1,447.2       $   987.5      $   842.4      $   644.7
Costs and expenses before special items              1,518.8          1,264.7           838.4          718.2          566.4

---------------------------------------------------------------------------------------------------------------------------

Operating income before special items                  244.1            182.5           149.1          124.2           78.3
Special items[1]                                         8.9             42.6            35.0            5.0           47.1

---------------------------------------------------------------------------------------------------------------------------

Operating income                                       235.2            139.9           114.1          119.2           31.2
Equity in earnings of cellular partnership[2]           20.0             25.1            14.7           11.6            8.8
Other income (expense), net[3]                          (0.2)            (0.5)            7.2             --          (13.2)
Interest expense                                        32.5             33.9             5.4            6.0            7.4

---------------------------------------------------------------------------------------------------------------------------

Income before income taxes                             222.5            130.6           130.6          124.8           19.4
Income taxes                                            85.5             49.6            44.0           46.8           22.9

---------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                  $   137.0        $    81.0       $    86.6      $    78.0      $    (3.5)

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per share[4]
       Basic                                       $     .90        $     .57       $     .63      $     .57      $    (.03)
       Diluted                                     $     .89        $     .57       $     .63      $     .57      $    (.03)
Weighted average common shares outstanding
       Basic                                           151.6            142.7           137.0          137.0          137.0
       Diluted                                         154.5            142.9           137.0          137.0          137.0
Financial Position
Total assets                                       $ 1,579.5        $ 1,450.9       $   654.4      $   619.2      $   517.8
Total debt                                             298.3            467.0            60.3           94.7           89.2
Shareowners' equity                                    927.2            731.5           430.8          364.2          289.9
Other Data
Cash provided (used) by:
       Operating activities                            463.0            146.4           127.4          117.7           44.6
       Investing activities                           (276.9)          (758.4)          (74.8)        (118.6)         (58.0)
       Financing activities                           (159.1)           613.7           (52.8)           3.2           13.4
Free cash flows[5]                                     156.8             52.9            66.5           61.5           18.0
EBITDA[6]                                              406.8            308.9           224.8          187.6          133.0
Operating margin (excluding special items)              13.8%            12.6%           15.1%          14.7%          12.1%

[1] See notes 3 and 4 of Notes to Financial Statements for a discussion of special items in 1999, 1998 and 1997. Special items in 1996 relate to in-process research and development costs associated with acquisitions. Special items in 1995 include a $39.6 goodwill impairment charge and $7.5 of in-process research and development costs.

[2] Equity in earnings of cellular partnership includes $12.4 ($7.8 after tax) for one-time charges recorded by the partnership during 1999.

[3] Other income (expense), net includes a $1.9 ($1.2 after tax) benefit from a non-recurring investment gain in 1999 and a $13.3 charge resulting from the termination of a currency and interest rate swap agreement in 1995.

[4] Earnings (loss) per share for all periods prior to the initial public offering have been calculated using the number of common shares outstanding immediately prior to the Company's initial public offering.

[5] Free cash flows is not defined under generally accepted accounting principles and is calculated as cash flows from operations excluding the impact of the accounts receivable securitization less capital expenditures.

[6] EBITDA is not defined under generally accepted accounting principles and is calculated as operating income before special items, plus depreciation and amortization expense and the Company's equity in the earnings of its investment in a cellular partnership. EBITDA is presented as an alternative measure of the Company's ability to generate cash flow.

Management's Discussion and Analysis
(Amounts in Millions Except Per Share Amounts)

Background

Convergys Corporation (the Company) is a leading provider of outsourced information and customer management services. The Company focuses on developing long-term strategic relationships with clients in customer-intensive industries including telecommunications, cable, broadband, satellite broadcasting, Internet services, utilities, technology, financial services, consumer products, healthcare and pharmaceuticals. The Company serves its clients through its two operating subsidiaries: (i) the Information Management Group (IMG), which provides outsourced billing and information services; and (ii) the Customer Management Group (CMG), which provides outsourced marketing and customer support services. For certain clients, IMG and CMG jointly provide a full range of billing and customer management services.

The Company was formed in 1998 as a wholly owned subsidiary of Cincinnati Bell Inc. (CBI). In July 1998, CBI contributed the two operating subsidiaries and a 45% limited partnership interest in a cellular communications services provider in southwestern Ohio and northern Kentucky (the Cellular Partnership) to the Company. On August 13, 1998, approximately 10% of the common shares of the Company were issued to the public and on December 31, 1998, the remaining shares held by CBI were distributed to CBI shareholders.

The amounts presented for periods through December 31, 1998 have been carved out from the financial statements of CBI using the historical results of operations and the historical bases of the assets and liabilities of the contributed businesses. These financial statements include the allocation of certain corporate expenses from CBI to the Company. Additionally, during 1997 and 1998, the Company's debt financing was provided by CBI at rates based on CBI's external borrowing rates. Management believes that the assumptions made in preparing the carve-out basis consolidated financial statements of the Company are reasonable. The financial information presented for periods through December 31, 1998, however, may not necessarily reflect the results of operations, financial position or cash flows had the Company been a separate, stand-alone entity.

The following discussion and the related consolidated financial statements and accompanying notes contain certain forward-looking statements that involve potential risks and uncertainties. Future results could differ materially from results discussed in such forward-looking statements.

Results of Operations

Consolidated Results

---------------------------------------------------------------------------------------
                                                       % Change               % Change
                          1999          1998           99 vs. 98      1997    98 vs. 97
---------------------------------------------------------------------------------------
Revenues                $1,762.9      $1,447.2             22       $  987.5      47

Costs and
Expenses:

Costs of products
and services               996.1         826.4             21          540.2      53

Selling, general
and administrative
expenses                   291.3         226.0             29          158.7      42

Research and
development
costs                       87.2          81.9              6           68.6      19

Depreciation                86.0          68.1             26           37.9      80

Amortization                44.3          33.2             33           23.1      44

Year 2000
programming
costs                       13.9          29.1            (52)           9.9      --

Special items                8.9          42.6             --           35.0      --

---------------------------------------------------------------------------------------

Total costs and
expenses                 1,527.7       1,307.3             17          873.4      50

---------------------------------------------------------------------------------------

Operating income        $  235.2      $  139.9             68       $  114.1      23

---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

1999 vs. 1998

The Company's 1999 revenues increased 22%, 15% pro forma for acquisitions as if the acquisitions had occurred at the beginning of both periods. Operating expenses excluding special items increased 20% over 1998, 12% pro forma for acquisitions. Operating expenses included an $11.1 increase in non-cash amortization of acquisition-related intangible assets. Operating income excluding special items increased 34% from 1998 as a result of revenue growth and margin expansion in both of the Company's businesses.

Cellular Partnership earnings were $32.4 in 1999, an increase of $7.3 over 1998, excluding special items recorded by the partnership. Interest expense was $32.5 in 1999 and $33.9 in 1998. The effective tax rate was 38.4% in 1999 and 38.0% in 1998. Excluding special items, net income increased to $149.9 or $.97 per diluted share from $107.4 or $.75 per diluted share in 1998.

The Company recorded special items in both 1999 and 1998. The 1999 special items include facility and staff organization consolidation costs ($6.9) and expensing of in-process research and development costs from an acquisition ($2.0). Additionally, other income includes a $1.9 special item for a non-recurring investment gain. The Company's income from the Cellular Partnership was reduced $12.4 by special items recorded by the Cellular Partnership related to the merger of SBC Communications and Ameritech, the general partner. The special item in 1998 was a $42.6 charge to expense in-process research and development costs from an acquisition.

Including special items, operating income was $235.2 in 1999 and $139.9 in 1998. Net income including special items was $137.0 or $.89 per share in 1999 and $81.0 or $.57 per share in 1998.

[GRAPH]

1998 vs. 1997

The Company's 1998 revenues increased 47% from 1997. In the first quarter of 1998, the Company acquired American Transtech, Inc. and the Canadian assets of AT&T's Canadian customer care business (Transtech) from AT&T and the teleservices operations of Maritz Inc. (Maritz). These acquisitions accounted for 38% of the revenue increase. Operating expenses in 1998, excluding special items, increased 51% from 1997. Acquisitions accounted for 43% of this increase. Excluding acquisitions and special items, revenues and operating expenses both increased by 8%. Operating expenses in 1998 included a $19.2 increase in Year 2000 programming expenses. Operating income in 1998 increased 22% from 1997 excluding special items in both periods.

Cellular Partnership earnings were $25.1 in 1998, an increase of $10.4 over 1997. Other income (expense) in 1998 was net expense of $0.5 compared to income of $7.2 in 1997. The change in this item primarily resulted from recognizing interest income associated with federal tax audit settlements in 1997. Interest expense increased to $33.9 in 1998 from $5.4 in 1997, reflecting interest from acquisitions. The effective tax rate increased to 38.0% in 1998 from 33.7% in 1997, due to the positive impact of federal tax audit settlements in 1997. Without the impact of the federal tax audit settlements, the 1998 and 1997 effective tax rates were comparable. Excluding special items, net income decreased to $107.4 or $.75 per share in 1998 from $109.6 or $.80 per share in 1997.

The Company recorded special items in both 1998 and 1997. The 1998 special item was a $42.6 charge to expense in-process research and development costs associated with the Transtech acquisition. The 1997 special item was a charge for $35.0 for restructuring costs ($18.6) and asset impairments ($16.4) at CMG. Including special items, operating income was $139.9 in 1998 and $114.1 in 1997, and net income was $81.0 or $.57 per share in 1998 and $86.6 or $.63 per share in 1997.

Information Management Group

-----------------------------------------------------------------------------------
                                              % Change                 % Change
                         1999        1998     99 vs. 98      1997      98 vs. 97
-----------------------------------------------------------------------------------
Revenues:

Data processing         $418.0      $358.5         17       $326.0         10

Professional and
consulting               141.1       137.8          2        130.1          6

License and other         41.7        39.3          6         31.5         25

International             51.2        41.8         22         52.5        (20)

-----------------------------------------------------------------------------------

External revenues        652.0       577.4         13        540.1          7

Intercompany
revenues                  35.1        24.6         --          7.9         --

-----------------------------------------------------------------------------------

Total revenues           687.1       602.0         14        548.0         10

Costs and
Expenses:

Costs of products
and services             356.0       308.6         15        270.6         14

Selling, general
and administrative
expenses                  76.7        66.6         15         66.2          1

Research and
development
costs                     67.9        61.1         11         63.3         (3)

Depreciation              29.7        23.9         24         17.7         35

Amortization              12.8         6.0        113         16.8        (64)

Year 2000
programming
costs                      9.7        19.3        (50)         8.7        122

Special items              2.0          --         --           --         --

-----------------------------------------------------------------------------------

Total costs and
expenses                 554.8       485.5         14        443.3         10

-----------------------------------------------------------------------------------

Operating income        $132.3      $116.5         14       $104.7         11

-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

1999 vs. 1998

IMG's external revenues increased 13% from 1998. The 17% increase in data processing was driven by clients' average wireless subscriber growth of 30%, partially offset by contractual rate reductions triggered by higher subscriber levels and contract extensions. The Company experienced a continued reduction in the number of a client's wireless long distance subscribers that also partially offset the increase in data processing revenues. Increased professional and consulting revenues reflect an increase in services for PCS clients, which was partially offset by reduced enhancement requests from ALLTEL, which acquired the IMG client 360 Degree Communications in 1998. The decrease in ALLTEL professional and consulting revenues resulted from discussions that led to a contract amendment in September 1999. Under the amendment, ALLTEL, an IMG competitor, will migrate its subscribers to its own billing system beginning in the second quarter of 2000. The increase in license and other revenues reflects general growth in the Company's cable operations and recurring license and support revenues from MediaOne under a contract signed in the fourth quarter of 1998. The impact of the increase was partially offset by a difficult comparison to the fourth quarter of 1998 when the Company recognized approximately $10 in license and equipment revenues from MediaOne. The 22% increase in international revenues resulted primarily from the acquisition of Wiztec Solutions, Ltd. (Wiztec) in 1999, offset by the completion of two international long-term system development contracts in 1998.

[GRAPH]

IMG's total costs and expenses increased 14% from 1998, excluding special items. Costs of products and services increased primarily as a result of increased revenues. Selling, general and administrative expenses increased reflecting the Wiztec acquisition and spending to launch IMG's Internet protocol (IP) billing initiative. Research and development costs increased 11% from 1998, primarily reflecting spending to add GSM and international capabilities to the Atlys global billing system, to develop the Catalys billing system for Internet service providers, to add IP billing functionality to existing wireless and cable billing systems and to develop a next-generation cable and satellite broadcasting billing system. Spending also continued to enhance existing mainframe systems. Depreciation and amortization expenses increased primarily from the acquisitions of Wiztec and Technology Applications Inc. (TAI) during 1999. Year 2000 spending decreased 50% from 1998 as systems achieved compliance. The $2.0 special item represents purchased research and development costs associated with the Wiztec acquisition.

Excluding the 1999 special item, IMG's operating income increased to $134.3 in 1999 from $116.5 in 1998 and its operating margin increased to 20.6% from 20.2%.

1998 vs. 1997

IMG's external revenues in 1998 increased 7% from 1997, largely the result of a 10% increase in data processing revenue. The increase in data processing was driven by clients' average wireless subscriber growth of 29%, partially offset by contractual rate reductions triggered by higher subscriber levels. The Company also experienced a reduction in the number of a client's wireless long-distance subscribers that partially offset the increase in data processing revenues. Increased professional and consulting revenues reflect an increase in services for PCS clients which was partially offset by reduced enhancement requests from AT&T and 360 Degree Communications. The AT&T decrease resulted from AT&T's move to requesting system enhancements on a national rather than a regional basis. The 360 Degree Communications decrease was caused by its acquisition by ALLTEL. IMG's license and other revenues increased from license fees and equipment sales recognized in the fourth quarter of 1998 associated with IMG's contract with MediaOne. International revenues decreased, reflecting the successful completion of two long-term system development projects during 1998.

IMG's total costs and expenses increased 10% from 1997. Higher bill finishing costs and higher wage rates, particularly for software professionals, caused direct costs to increase at a rate in excess of the revenue increase. Research and development costs decreased reflecting heavier spending in 1997 to prepare the Precedent 2000 software system (a forerunner of the Atlys billing software system) for PCS clients. Research and development spending on Precedent 2000, to increase its functionality and scalability, continued in 1998, as did IMG's spending to enhance existing mainframe systems. Depreciation expense increased as a result of increased capital spending. Amortization expense decreased as a result of capitalized internally-developed software becoming fully amortized during 1997. Year 2000 programming costs increased by $8.6 over 1997 reflecting increased compliance activities.

IMG's operating income increased to $116.5 in 1998 from $104.7 in 1997 and its operating margin increased to 20.2% from 19.4% despite increased Year 2000 spending.

Customer Management Group

----------------------------------------------------------------------------------
                                                 % Change                 % Change
                          1999          1998     99 vs. 98      1997     98 vs. 97
----------------------------------------------------------------------------------
Revenues:

Dedicated
services                $  874.4      $  651.0       34       $  247.9      163

Traditional
services                   178.6         181.2       (1)         170.4        6

International               57.9          37.7       54           29.3       29

----------------------------------------------------------------------------------

Total revenues           1,110.9         869.9       28          447.6       94

Costs and
Expenses:

Costs of products
and services               675.3         542.3       25          277.5       95

Selling, general
and administrative
expenses                   209.9         157.5       33           92.7       70

Research and
development
costs                       19.2          20.7       (7)           5.3       --

Depreciation                55.2          44.2       25           20.2      118

Amortization                31.5          27.2       16            6.3       --

Year 2000
programming
costs                        4.2           9.8      (57)           1.2       --

Special items                6.9          42.6       --           35.0       --

----------------------------------------------------------------------------------

Total costs and
expenses                 1,002.2         844.3       19          438.2       93

----------------------------------------------------------------------------------

Operating income        $  108.7      $   25.6       --       $    9.4      172
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

1999 vs. 1998

CMG's revenues increased 28% from 1998, 18% pro forma for acquisitions. Dedicated services revenues (typically longer-term relationships where CMG provides value-added customer service, technical support and sales account management primarily through personnel dedicated to a specific client) increased 34%, which is primarily the result of growth in services provided to communications, cable and direct broadcast clients. The growth in dedicated services also reflects increased Internet-based services and services in support of clients' e-commerce activities. Traditional, campaign-based, revenues decreased by 1% as some major clients shifted their emphasis towards dedicated programs. CMG's international revenues increased 54% reflecting the continued growth of the Company's dedicated customer service business in Europe.

CMG's costs and expenses excluding special items increased 24% in 1999 from 1998, 14% pro forma for acquisitions. This increase was primarily due to higher labor and facility costs needed to support the increased business volume as CMG added five customer support contact centers and approximately 5,000 production workstations during the year. These increases were partially offset by lower research and development spending resulting from the completion of a project to implement a new system for CMG's employee care business and by lower Year 2000 programming costs. Research and development spending by CMG in 1999 focused on adding Internet-based customer support and customer relationship management services to CMG's service offerings. Depreciation and amortization expenses increased as a result of the new contact centers opened in 1999 and the recognition of a full year of amortization of goodwill and other intangible assets from the March 1998 acquisition of Transtech.

CMG's operating income excluding special items increased to $115.6 in 1999 from $68.2 in 1998. This 70% increase resulted from both increased revenues and an improvement in operating margin from 7.8% in 1998 to 10.4% in 1999. Margins in 1999 increased in each successive quarter from 9.4% in the first quarter to 11.8% in the fourth quarter as a result of continued efficiencies resulting from the Transtech integration plan and the substantial completion of CMG's 1997 restructuring activities. While continued operating margin expansion is expected in 2000, margins are not expected to grow at the rate experienced in 1999.

The 1999 special items recorded at CMG were the result of a Convergys-wide review of synergistic opportunities that began early in 1999 after the Company's spin-off from CBI. The special items totaled $6.9 and include costs to consolidate CMG's data center activities into an IMG data center, to combine certain staff organizations with those of IMG and for the impairment of certain software ($3.8). Included in this charge is an accrual of $1.3 for the severance of approximately 45 employees, with most of the severed employees being associated with the closed data center. The data center consolidation activities were completed in the first quarter of 2000, while the staff organization activities will be completed later in 2000.

[GRAPH]

1998 vs. 1997

CMG's 1998 revenues increased 94% from 1997. Acquisitions contributed $379.2 or 85% to the increase in dedicated service revenues. Traditional revenues increased over 1997 reflecting a recovery in these revenues that began in the third quarter of the year. CMG's international revenues increased from new client relationships for dedicated customer support services.

CMG's costs and expenses excluding special items increased 99% from 1997. The acquisitions of Transtech and Maritz contributed $359.6 or 89% to the increase. The remaining increase included increases of $14.9 in costs of products and services resulting from higher revenues and an $8.6 increase in Year 2000 programming costs. CMG's research and development costs increased primarily from spending for the development of a new employee care business system at Transtech, and initiatives to integrate CMG's inbound and outbound operating systems. Depreciation and amortization expenses increased significantly, principally as a result of acquisitions.

CMG's operating income excluding special items increased to $68.2 in 1998 from $44.4 in 1997. Transtech and Maritz contributed $19.6 to the increase, with the remaining increase attributable to revenue increases and improved margins. Cost savings related to the 1997 restructuring program and the implementation of Transtech and Maritz integration plans drove CMG's margin improvement from 6.3% in the second quarter of 1998 to 9.1% in the fourth quarter of 1998.

CMG recorded special items in both 1998 and 1997. The 1998 special item was a charge of $42.6 to expense purchased research and development costs resulting from the Transtech acquisition. The 1997 special item was a charge of $35.0 for restructuring costs ($18.6) and associated asset impairments ($16.4).

Client Concentration

The Company's top three clients accounted for 53% of its revenues in 1999, up from 47% in 1998, and some of the industries the Company serves have experienced consolidation. The 1998 acquisition of Transtech and significant growth in AT&T's outsourcing of dedicated customer support programs have increased the Company's revenue concentration, but the related eight-year customer management agreement with AT&T that runs into 2006 reduces the risk of loss for that portion of the business. CMG provides services to DirecTV, its second largest client, under a contract that was extended in 1999 through 2003. The risk posed by revenue concentration is also reduced by IMG's multi-year contracts with its clients. IMG renegotiated contracts with two of its largest clients, AT&T and Ameritech, during 1999 that involved exchanging lower prices for longer contract terms.

During 1998, 360 Degree Communications, representing approximately 3% of the Company's 1999 revenues, was acquired by ALLTEL, one of IMG's competitors. In September 1999, the Company reached an agreement on a contract amendment with ALLTEL, under which ALLTEL will migrate its subscribers from IMG's billing software beginning in the second quarter of 2000. ALLTEL has indicated that it expects to complete the migration of its subscribers by the end of 2001. The contract will terminate when the migration of subscribers is complete. Under the terms of the amended contract, IMG will receive payments totaling $55 in installments primarily in 1999 and 2000, as well as amounts for continued data processing and professional and consulting services through the contract termination date. These payments will be recognized as revenue as related services are performed through the contract termination date based on the value of services provided, with the remainder to be recognized as a contract termination penalty once the migration of ALLTEL subscribers is complete. The amended contract provides a floor for annual processing revenues to be billed to ALLTEL in both 2000 and 2001, as well as a monthly minimum for any period after 2001 during which IMG provides any data processing services under the contract. The amended contract is not expected to impact IMG's revenues or operating income significantly in 2000, but IMG will have to replace lost revenues beginning in 2001.

In October 1999, SBC Communications completed its acquisition of Ameritech, a client representing approximately 3% of the Company's revenues for 1999. In August 1999, IMG announced that it had agreed to an extension of the Ameritech contract through September 30, 2004. The extended contract replaced an existing arrangement under a binding letter of intent. Under the agreement, IMG will remain the exclusive wireless billing service provider for the Ameritech operations acquired by SBC. Additionally, the contract extension provides terms under which IMG will continue to serve into 2001 the approximately 50% of Ameritech's wireless subscribers who were transferred to GTE in the fourth quarter of 1999 under provisions that the Company believes are as favorable as those currently in place.

In October 1999, MediaOne, an IMG client representing less than 1% of the Company's revenues, announced that its shareholders had approved its merger with AT&T. The merger is currently awaiting regulatory approval. Under its license contract with MediaOne, IMG has converted over 500,000 MediaOne subscribers onto its systems. In October 1999, MediaOne notified IMG that it would not move forward with additional subscriber conversions to IMG's systems in 2000 until after the merger with AT&T is completed. IMG provides services to MediaOne under a license agreement with over 70% of the contract revenues guaranteed. Accordingly, the delay in MediaOne conversions will not materially impact the Company's operating results for 2000.

Financial Condition, Liquidity and Capital Resources

----------------------------------------------------------
                           1999        1998         1997
----------------------------------------------------------
Operating cash flows      $463.0[a]   $146.4       $127.4

Capital expenditures       155.2        93.5         60.9

Net debt                   267.5       463.0         57.0

Debt to capital               24%[b]      39%          12%

[a] This amount includes $151 in proceeds from an accounts receivable securitization.
[b] The decrease in debt to capital in 1999 reflects the $151 accounts receivable securitization.

Operating cash flows have historically been more than sufficient to fund the Company's cash needs, other than for very large acquisitions. Acquisitions have historically been financed with a combination of borrowings and operating cash flows. At December 31, 1999, the Company had $298 of variable rate debt outstanding. The Company's borrowing facilities include a $250 borrowing capacity expiring in November 2000 and an additional $250 borrowing capacity expiring in November 2002. During 1999, the Company entered into an accounts receivable securitization agreement that generated $151 which was used to repay a portion of outstanding borrowings under its credit facilities. The Company will continue to service these accounts receivable and the securitization agreement provides for the sale of additional receivables as collections reduce the outstanding balance of the accounts that were sold. The Company anticipates that future operating cash flows, its available credit under existing facilities and its access to capital markets will be sufficient to meet future capital needs.

Balance Sheet

The increase in cash and cash equivalents in 1999 is primarily the result of cash held by Wiztec. The decrease in accounts receivable is the result of the securitization of $151 in accounts receivable which more than offset a $52 increase that resulted from increased revenues. Excluding the effects of the securitization, days sales outstanding decreased two days during 1999 to 68 days at December 31, 1999. Property and equipment increases are the result of the acquisitions of Wiztec and TAI in 1999, as well as the opening of new customer support contact centers during the year. Investments in marketable securities include $50 of unrealized gains on equity investments made during 1999, principally Kana Communications, Inc. These gains have been recorded in shareowners' equity as a component of other comprehensive income. The increase in payables and other current liabilities includes increases of $38 in advanced billings to clients primarily resulting from the MediaOne license agreement and the ALLTEL contract amendment. The remaining increase in payables and other current liabilities is the result of increases in various accrued liabilities caused principally by the timing of payments, an increase in the volume of business and increases in accrued bonuses caused by improved operating results.

During 1999 and 1998, the Company incurred $4.0 and $6.6 in cash outflows, respectively, related to the 1997 CMG restructuring plan. Future cash outflows under the plan are expected to be approximately $6.6 for ongoing facility lease obligations. Future cash outflows related to the 1999 special charge for facility and staff consolidations are expected to be $3.7, primarily for severance and ongoing lease obligations.

Year 2000 Programming

The Company initiated a program in 1995 to identify and address issues associated with the ability of its date-sensitive information and business systems and equipment to recognize the Year 2000 properly. Given its reliance on its information and business systems, the Company's Year 2000 efforts have primarily focused on information technology systems. The Company incurred $13.9, $29.1 and $9.9 in expenses during 1999, 1998 and 1997, respectively, in order to prepare for the Year 2000. Approximately 46% of the Company's 1999 Year 2000 spending was paid to third party service providers. The Company has not experienced any significant problems associated with the date change and expects to incur approximately $2 in expense in 2000 as it continues to monitor and test ongoing compliance. While the Company does not anticipate any significant problems regarding the Year 2000, there can be no assurance that problems will not arise in the future as systems processing occurs around leap-year and quarterly and annual time periods.

Market Risk

The Company derived approximately 6% of its 1999 consolidated revenues outside of North America and is, accordingly, exposed to the impact of foreign currency fluctuations. The Company is also exposed to the impact of interest rate changes based on its use of variable rate financing. It is the Company's policy to enter into interest rate and foreign currency transactions only to the extent considered necessary to meet its objectives. The Company does not enter into interest rate or foreign currency transactions for speculative purposes. The Company's foreign currency exposures were immaterial at December 31, 1999. In January 2000, the Company announced an agreement to provide outsourced billing services to a client in Brazil that will modestly increase the Company's overall exposure to foreign currency fluctuations.

The Company's exposure to interest rate risk results from its variable rate debt outstanding under its credit facility and from its receivables securitization program that involves variable fees based on market conditions. At December 31, 1999, the Company had $298 in debt outstanding subject to variable interest rates. Additionally, the Company has sold $151 of accounts receivable that were still outstanding at December 31, 1999. Based upon the Company's level of variable rate debt and receivables sold under the securitization agreement at December 31, 1999, a one percentage point increase in the weighted average interest rate would increase the Company's annual interest expense by approximately $4.

Fluctuations in Quarterly Results

The Company has experienced, and in the future could experience, quarterly variations in revenues as a result of a variety of factors, many of which are outside the Company's control. These factors include: the timing of new contracts, the timing of increased expenses incurred in support of new business, the timing and frequency of client spending for system enhancement requests, the timing of contractual rate reductions triggered by subscriber growth and the seasonal pattern of the customer management segment of the Company.

Report of Management

Management is responsible for the preparation of the consolidated financial statements and all related information appearing in this Annual Report. The consolidated financial statements and notes have been prepared in conformity with generally accepted accounting principles and include certain amounts which are estimates based upon currently available information and management's judgment of current conditions and circumstances.

To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting and other controls, including an internal audit function. Even an effective internal control system, no matter how well designed, has inherent limitations--including the possibility of circumvention or overriding of controls--and therefore can provide only reasonable assurance with respect to financial statement presentation. The system of accounting and other controls is improved and modified in response to changes in business conditions and operations and recommendations made by the independent accountants and the internal auditors.

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


/s/ Steven G. Rolls          /s/ Andre S. Valentine
Steven G. Rolls              Andre S. Valentine
Chief Financial Officer      Chief Accounting Officer

Report of Independent Accountants

To the Board of Directors and Shareowners of Convergys Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareowners' equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Convergys Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Cincinnati, Ohio
February 11, 2000

Consolidated Statements of Income

                                                                 Year Ended December 31,
------------------------------------------------------------------------------------------------
(Amounts in Millions Except Per Share Amounts)             1999           1998            1997
------------------------------------------------------------------------------------------------
Revenues                                                $ 1,762.9       $1,447.2       $   987.5
Costs and expenses:
      Costs of products and services                        996.1          826.4           540.2
      Selling, general and administrative expenses          291.3          226.0           158.7
      Research and development costs                         87.2           81.9            68.6
      Depreciation                                           86.0           68.1            37.9
      Amortization                                           44.3           33.2            23.1
      Year 2000 programming costs                            13.9           29.1             9.9
      Purchased research and development costs                2.0           42.6              --
      Special charges                                         6.9             --            35.0

------------------------------------------------------------------------------------------------

           Total costs and expenses                       1,527.7        1,307.3           873.4

------------------------------------------------------------------------------------------------

Operating Income                                            235.2          139.9           114.1

------------------------------------------------------------------------------------------------

Equity in earnings of cellular partnership                   20.0           25.1            14.7
Other income (expense), net                                  (0.2)          (0.5)            7.2
Interest expense                                             32.5           33.9             5.4

------------------------------------------------------------------------------------------------

Income before income taxes                                  222.5          130.6           130.6
Income taxes                                                 85.5           49.6            44.0

------------------------------------------------------------------------------------------------

Net Income                                              $   137.0       $   81.0       $    86.6

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

Earnings per common share:
      Basic                                             $     .90       $    .57       $     .63
      Diluted                                           $     .89       $    .57       $     .63

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

Weighted average common shares outstanding:
      Basic                                                 151.6          142.7           137.0
      Diluted                                               154.5          142.9           137.0

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheets

                                                                        at December 31,
--------------------------------------------------------------------------------------------
(Amounts in Millions Except Share Amounts)                             1999         1998
--------------------------------------------------------------------------------------------
Assets
Current Assets
      Cash and cash equivalents                                      $   30.8      $    3.8
      Receivables, net of allowances of $12.4 and $9.8                  214.8         314.3
      Deferred income tax benefits                                       16.5          10.9
      Prepaid expenses and other current assets                          35.8          31.5

-------------------------------------------------------------------------------------------

           Total current assets                                         297.9         360.5

Property and equipment, net                                             335.6         249.8
Goodwill and other intangibles, net                                     754.3         687.4
Investment in cellular partnership                                       79.4          81.6
Investments in marketable securities                                     55.5           2.3
Deferred charges and other assets                                        56.8          69.3

--------------------------------------------------------------------------------------------

           Total Assets                                              $1,579.5      $1,450.9
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

Liabilities and Shareowners' Equity
Current Liabilities
      Debt maturing within one year                                  $   48.0      $  466.8
      Payables and other current liabilities                            339.4         231.1

--------------------------------------------------------------------------------------------

           Total current liabilities                                    387.4         697.9

Long-term debt                                                          250.3            --
Other long-term liabilities                                              14.6          21.5

--------------------------------------------------------------------------------------------

           Total liabilities                                            652.3         719.4

--------------------------------------------------------------------------------------------

Commitments and Contingencies
Shareowners' Equity
      Preferred shares--without par value, 5,000,000 authorized            --            --
      Common shares--without par value, 500,000,000 authorized          206.0         206.0
      Additional paid-in capital                                        491.5         475.1
      Retained earnings                                                 190.0          53.0
      Accumulated other comprehensive income                             51.6          (2.6)
      Treasury stock--at cost                                           (11.9)           --

--------------------------------------------------------------------------------------------

           Total shareowners' equity                                    927.2         731.5

--------------------------------------------------------------------------------------------

           Total Liabilities and Shareowners' Equity                 $1,579.5      $1,450.9
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows

                                                                                   Year Ended December 31,
----------------------------------------------------------------------------------------------------------------
(Amounts in Millions)                                                          1999          1998         1997
----------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
      Net income                                                               $137.0       $ 81.0       $ 86.6
      Adjustments to reconcile net income to net cash provided by operating activities:
           Depreciation and amortization                                        130.3        101.3         61.0
           Deferred income taxes                                                (20.9)        (8.3)       (13.0)
           Special charges                                                        6.9           --         35.0
           Purchased research and development costs                               2.0         42.6           --
           Cellular partnership distributions in excess of
           (less than) earnings                                                   2.2        (25.1)        (2.1)
           Proceeds from receivables securitization, net                        151.0           --           --
      Changes in assets and liabilities, net of effects from acquisitions:
           Increase in receivables                                              (45.2)       (41.8)       (16.2)
           Increase (decrease) in payables and other current liabilities         86.1          7.4        (18.0)
           Other, net                                                            13.6        (10.7)        (5.9)
----------------------------------------------------------------------------------------------------------------

                Net cash provided by operating activities                       463.0        146.4        127.4

----------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities:
      Capital expenditures                                                     (155.2)       (93.5)       (60.9)
      Acquisitions, net of cash acquired                                       (122.4)      (664.9)       (13.9)
      Purchase of marketable securities                                          (5.6)          --           --
      Proceeds from sales of marketable securities                                6.3           --           --

----------------------------------------------------------------------------------------------------------------

                Net cash used in investing activities                          (276.9)      (758.4)       (74.8)

----------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities:
      Borrowings (payments) under revolving credit facilities, net             (168.5)       460.0           --
      Repayment of long-term debt                                                  --           --         (9.4)
      Change in debt payable to CBI, net                                           --        (52.3)       (25.0)
      Transfers to CBI, net                                                        --           --        (18.4)
      Purchase of treasury shares                                               (11.9)          --           --
      Other, net                                                                  4.9           --           --
      Issuance of common shares                                                  16.4        206.0           --

----------------------------------------------------------------------------------------------------------------

                Net cash provided by (used in) financing activities            (159.1)       613.7        (52.8)

----------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                             27.0          1.7         (0.2)
Cash and cash equivalents at beginning of year                                    3.8          2.1          2.3

----------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                       $ 30.8       $  3.8       $  2.1

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

Supplemental Cash Flow Information:
      Cash paid for interest                                                   $ 32.2       $ 33.2       $  5.4
      Income taxes paid, net of refunds                                        $ 86.8       $ 21.8       $ 47.9
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Shareowners' Equity and Comprehensive Income

---------------------------------------------------------------------------------------------------------------------------
                                     Number                                                           Accumulated
                                       of               Additional                                       Other
                                     Common     Common    Paid-In    Treasury   Retained Shareowners' Comprehensive
(Amounts in Millions)                Shares     Shares    Capital      Stock    Earnings  Investment     Income     Total
---------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1997                                                                 $ 360.2      $ 4.0      $364.2

    Transfers to CBI, net                                                                    (18.4)                 (18.4)

    Comprehensive Income

    Net income                                                                                86.6                   86.6

    Other comprehensive
    income, net of tax:

    Currency translation
    adjustments                                                                                          (1.6)       (1.6)
                                                                                                         -----       -----
    Other comprehensive income                                                                           (1.6)       (1.6)
                                                                                                                     -----

    Total comprehensive income                                                                                       85.0

---------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997                                                                 428.4        2.4       430.8

    Initial capitalization of
    Company, after share split        137.0                $457.1                           (457.1)

    Issuance of common shares          14.9     $206.0                                                              206.0

    Transfers from CBI, net                                  18.0                              0.7                   18.7

    Comprehensive Income

    Net income                                                                    $53.0       28.0                   81.0

    Other comprehensive
    income, net of tax:

    Currency translation
    adjustments                                                                                          (3.0)       (3.0)

    Unrealized loss
    on investment                                                                                        (2.0)       (2.0)
                                                                                                         -----       -----
    Other comprehensive income                                                                           (5.0)       (5.0)
                                                                                                                     -----
    Total comprehensive income                                                                                       76.0

---------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1998          151.9      206.0      475.1                  53.0       --         (2.6)      731.5
---------------------------------------------------------------------------------------------------------------------------
    Issuance of common shares           1.1                  16.4                                                    16.4

    Repurchase of common
    shares                                                            $(11.9)                                       (11.9)

    Comprehensive Income

    Net income                                                                    137.0                             137.0

    Other comprehensive
    income, net of tax:

    Currency translation
    adjustments                                                                                           2.2         2.2

    Unrealized gain on
    investments                                                                                          52.0        52.0
                                                                                                         ----        ----
    Other comprehensive income                                                                           54.2        54.2
                                                                                                                     ----
    Total comprehensive income                                                                                      191.2

---------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1999          153.0     $206.0     $491.5     $(11.9)    $190.0       --        $51.6      $927.2
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements
(Amounts in Millions Except Share and Per Share Amounts)

1.  Background and Basis of Presentation

The Company was organized on May 8, 1998, as a wholly owned subsidiary of Cincinnati Bell Inc. (CBI). In July 1998, CBI contributed to the Company the outstanding common shares of the Information Management Group (IMG), the Customer Management Group (CMG) and a 45% limited partnership interest in a cellular communications services provider in southwestern and central Ohio and northern Kentucky (the Cellular Partnership). On August 13, 1998, the Company issued 14.95 million common shares, approximately 10% of the outstanding shares, to the public at a price of $15 per share less underwriting discounts and commissions of $.98 per share (the Offering). On December 31, 1998, CBI distributed all of its remaining interest in the Company to CBI shareholders (the Distribution).

The consolidated financial statements for 1998 and 1997 have been prepared using the historical results of operations and bases of the assets and liabilities of the Company's businesses. The 1998 and 1997 financial statements include the allocation of certain expenses relating to the Company by CBI. Management believes these allocations are reasonable. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated. Certain prior year amounts have been reclassified to conform to current year presentation.

2. Accounting Policies

Consolidation--The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries. The Cellular Partnership interest is accounted for under the equity method.

Use of Estimates--Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Cash Equivalents--Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less.

Property and Equipment--Property and equipment is stated at cost. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over a thirty-year life, software over a three to five-year life and equipment generally over a five-year life. Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the associated lease. For property and equipment retired or sold, the gain or loss is recognized in other income.

Software Development Costs--Research and development expenditures are charged to expense as incurred. The development costs of software to be marketed are charged to expense until technological feasibility is established, and capitalized thereafter, subject to assessment of realizability. Amortization of the capitalized amounts is computed using the greater of the sales ratio method or the straight-line method over a life of four years or less. At both December 31, 1999 and 1998, capitalized costs for software to be marketed was fully amortized.

Internal Use Software--Effective January 1, 1999, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" that requires the capitalization of certain expenditures for software that is purchased or internally developed for use in the business. Amortization of internal use software begins when the software is ready for service and continues on the straight-line method over a three-year life. The prospective implementation of SOP 98-1 did not have a material impact on the Company's results of operations.

Goodwill and Other Intangibles--Goodwill and other intangibles resulting from acquisitions are recorded at cost and amortized on a straight-line basis over lives ranging from five to forty years. Goodwill and other intangibles are evaluated periodically if events or circumstances indicate a possible inability to recover their carrying amounts. This evaluation is based on various analyses, including cash flow and profitability projections. If future expected undiscounted cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized based upon the excess of the carrying value of the asset over the anticipated cash flows on a discounted basis. Included in the fair value of certain acquired companies are purchased research and development activities that had not reached technological feasibility and had no alternative future use. Such amounts are determined by independent valuation and expensed immediately at the date of acquisition.

Revenue Recognition--IMG's data processing and professional and consulting revenues are recognized as services are performed. Software license revenues are recognized upon delivery and acceptance of the licensed software. Revenues for software maintenance and post-contract support are recognized over the related agreement period. Many of IMG's software license agreements include both software licenses and other elements. For these multiple element arrangements, the Company determines the fair value of each element based on specific objective evidence for that element and allocates total revenue from these arrangements to each element based on its fair value. The revenue associated with each element is recognized using the respective methodology discussed above. If no specific objective evidence of fair value exists for each element, revenue for the entire arrangement is recognized ratably over the license period. CMG revenues are generally recognized as the related customer management services are performed.

Currency Translation--Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated to U.S. dollars at year-end exchange rates. Revenues and expenses are translated at average exchange rates for the year. Translation adjustments are accumulated and reflected as adjustments to comprehensive income.

Investments--The Company accounts for its 45% ownership interest in the Cellular Partnership under the equity method. Equity investments in other entities are classified as available-for-sale and recorded at fair value where such value is readily determinable. Unrealized gains or losses on those investments, net of tax, are reported as a component of other comprehensive income and included in shareowners' equity, but excluded from the determination of net income until realized.

Financial Instruments--The Company's financial instruments consist of cash, cash equivalents and debt. The carrying amount of such instruments approximates fair value.

3. Acquisitions

The following is a summary of significant acquisitions, all accounted for under the purchase method:

                                    1999                   1998
                            --------------------  ----------------------
                              TAI        Wiztec    Transtech     Maritz
------------------------------------------------------------------------
Purchase Price               $ 19.5      $123.0      $625.0      $ 30.0
Allocation
  Tangible assets            $  0.7      $ 16.6      $ 91.0      $  1.9
  Purchased software             --        28.9         4.4          --
  Contracts                      --         2.5        68.2          --
  Trademarks                     --        13.3          --          --
  Assembled
    workforce                    --         2.0        11.4          --
  Purchased research
    and development              --         2.0        42.6          --
  Goodwill                     18.8        57.7       407.4        28.1
  Goodwill amortization
    life, in years               10          15          30          25

During 1999, the Company paid approximately $123 in a series of transactions to increase its ownership interest in Wiztec Solutions Ltd. (Wiztec) from approximately 20% at the beginning of the year to 100%. Wiztec, based in Herzlia, Israel, is a provider of subscriber management systems for multi-channel subscription television operators.

In June 1999, the Company paid approximately $20 to acquire the assets of Technology Applications Inc.

(TAI), a software development and systems integration company that creates customer care and billing software for Internet service providers.

In February 1998, CMG acquired American Transtech, Inc. and the assets of AT&T's Canadian customer care business (Transtech) from AT&T for approximately $625 in cash. At the time of the acquisition, the Company began a process of evaluating an integration plan for the acquired operations. The Company has accrued approximately $7.0 for severance of approximately 375 client service and administrative employees. Through December 31, 1998, the Company made payments of $6.5 for the severance of 354 employees. The remainder of the liability was paid in 1999 for the severance of 20 employees.

The following unaudited pro forma data summarizes the combined results of operations of the Company and Transtech as though the acquisition had occurred as of the beginning of each period. All other acquisitions were immaterial.

                                Year Ended
                               December 31,
--------------------------------------------------
                            1998          1997
--------------------------------------------------
Revenues                 $ 1,509.6      $ 1,389.9

Net income                    75.6           73.5

Earnings per share:

  Basic                  $     .53      $     .54

  Diluted                $     .53      $     .54

In January 1998, CMG acquired the customer management assets of Maritz, Inc. for approximately $30 in cash. The acquisition agreement contains provisions that could increase the purchase price and related goodwill by up to approximately $20 based upon the operating results of the acquired business over the two-year period after the acquisition. Based on the first year of results following the acquisition, the Company paid an additional $3.7 to the former owner in 1999.

4. Business Restructuring and Special Charges

In addition to the $2.0 charge for purchased research and development from the Wiztec acquisition, the Company recorded special items in 1999 related to the Cellular Partnership, certain consolidation activities, and a realized investment gain of $1.9. The special items related to the Cellular Partnership principally resulted from equipment impairments recorded by the partnership subsequent to the merger of SBC Communications and Ameritech, the general partner. The special items recorded by the Cellular Partnership reduced the Company's equity income from the partnership by $12.4. The special item for consolidation activities of $6.9 reflects costs associated with the closure of a CMG data center, the impairment of certain software and the combination of certain staff organizations between the Company's two operating segments. This charge includes an accrual of $1.3 for the severance of approximately 45 employees, most of whom are associated with the data center.

In 1997, a restructuring plan for CMG was approved that included the consolidation of certain CMG operating divisions and facilities. CMG recorded special charges of $35.0 ($23.0 after tax) consisting of a $18.6 restructuring charge and a $16.4 asset impairment charge for property and goodwill associated with the facilities to be closed.

The restructuring charge included $9.5 in lease termination costs, $7.5 in severance pay under existing severance plans and $1.6 in other restructuring costs. The Company anticipated the severance of approximately 425 client service and administrative employees under the plan. The number of employees terminated under the plan was 29, 363 and 37 in 1999, 1998 and 1997, respectively.

Restructuring liability activity consists of the following:

---------------------------------------------------------------
                                1999        1998        1997
---------------------------------------------------------------
Balance at January 1            $10.6       $17.2          --

Restructuring charge               --          --       $18.6

Severance payments               (0.9)       (3.9)       (1.4)

Lease termination payments       (2.0)       (1.6)         --

Other costs                      (1.1)       (1.1)         --

---------------------------------------------------------------

Balance at December 31          $ 6.6       $10.6       $17.2

---------------------------------------------------------------
---------------------------------------------------------------

At December 31, 1999, the 1997 CMG restructuring plan activities were substantially completed with the balance of the restructuring liability related to ongoing lease termination payments.

5. Income Taxes

The Company's provision for income taxes, calculated on a separate return basis for periods prior to the Distribution, consists of the following:

                           Year Ended December 31,
---------------------------------------------------------
                        1999         1998         1997
---------------------------------------------------------
Current:

  Federal              $ 81.7       $ 45.2       $ 45.6

  Foreign                15.5          3.3          0.4

  State and local         9.2          9.4         11.0

---------------------------------------------------------

   Total current        106.4         57.9         57.0

Deferred                (20.9)        (8.3)       (13.0)

---------------------------------------------------------

Total                  $ 85.5       $ 49.6       $ 44.0

---------------------------------------------------------
---------------------------------------------------------

The following is a reconciliation of the statutory federal income tax rate with the effective tax rate for each year:

----------------------------------------------------------------------
                                       1999        1998        1997
----------------------------------------------------------------------
U.S. federal statutory rate            35.0%       35.0%       35.0%

State and local income taxes, net
of federal income tax benefit           2.5         4.0         4.3

Research tax credits                   (1.3)       (2.9)      (10.4)

Non-deductible amortization of
intangible assets                       2.3         1.6         2.4

Other                                  (0.1)        0.3         2.4

----------------------------------------------------------------------

Effective rate                         38.4%       38.0%       33.7%

----------------------------------------------------------------------
----------------------------------------------------------------------

The resolution of federal tax return audits for 1989 through 1994 resulted in the recognition of a significant amount of research and experimentation tax credits by the Company in 1997.

The components of deferred tax assets and liabilities are as follows:

                                       at December 31,
------------------------------------------------------------
                                       1999        1998
------------------------------------------------------------
Deferred tax asset:

  Restructuring charge                 $ 4.5       $ 4.6

  Loss carryforwards                     7.3        26.1

  Depreciation and amortization           --         7.9

  Allowance for doubtful accounts        5.6         2.8

  State income taxes                     4.9         4.1

  Pension and employee benefits          6.0          --

  Other                                 15.5         5.0

  Valuation allowance                   (2.8)      (21.0)

------------------------------------------------------------

  Total deferred tax asset              41.0        29.5

------------------------------------------------------------

Deferred tax liability:

  Depreciation and amortization          7.1          --

  Other                                  1.7         1.0

------------------------------------------------------------

  Total deferred tax liability           8.8         1.0

------------------------------------------------------------

  Net deferred tax asset               $32.2       $28.5

------------------------------------------------------------
------------------------------------------------------------


The net change in the valuation allowance during 1999 results from realized and unrealized gains on marketable securities and other investments. This change had no impact on net income, as it is reflected in other comprehensive income.

Convergys has not provided for U.S. federal income taxes or foreign withholding taxes on approximately $21.6 of undistributed earnings of its foreign subsidiaries at December 31, 1999, because such earnings are intended to be reinvested indefinitely. It is not practicable to determine the amount of applicable taxes that would be due if such earnings were distributed.

6. Debt

Debt consists of the following:

                                        at December 31,
-----------------------------------------------------------
                                      1999          1998
-----------------------------------------------------------
Revolving credit facility                 --       $460.0

Commercial paper                      $268.0           --

Other                                   30.3          6.8

-----------------------------------------------------------

Total                                 $298.3       $466.8

  Less current maturities               48.3        466.8

-----------------------------------------------------------

  Long-term debt                      $250.0           --

-----------------------------------------------------------
-----------------------------------------------------------

Weighted average interest rates:

  Revolving credit facilities            7.1%         6.2%

  Commercial paper                       6.2%          --

  Other                                  5.7%          --

At December 31, 1999, the Company had both an unused $250 revolving credit facility extending through November 2000 and a $250 revolving credit facility extending through November 2002. At December 31, 1999, the Company had issued $268 of commercial paper, backed by the revolving credit facilities, with maturities ranging from 1 to 60 days. The Company classified $250 of the outstanding commercial paper borrowings as long-term based on the Company's intent and ability to refinance these borrowings under the long-term credit facility. Other debt at December 31, 1999 consisted primarily of $30 of an uncommitted line of credit with a bank. The credit agreements include certain restrictive covenants including maintenance of interest coverage and debt to capitalization ratios. Interest rates under the credit facilities are generally based on LIBOR adjusted for an index related to the Company's credit ratings.

During 1998 and 1997, the Company's consolidated financial statements included an allocation of CBI's consolidated debt and the related interest expense based on the terms of the Plan of Reorganization and Distribution Agreement between the Company and CBI. The Company believes the allocations of interest expense from CBI are reasonable estimates of the cost of financing its assets and operations prior to the Distribution.

7. Sale of Receivables

In October 1999, the Company entered into a three-year agreement to sell a portion of its domestic trade accounts receivable. The maximum amount of outstanding receivables to be sold under the agreement is $200. As collections reduce the outstanding balance, the Company may sell additional receivables. At December 31, 1999, the Company had sold $151 of outstanding receivables. The full amount of the allowance for doubtful accounts has been retained since the Company holds a retained interest in the sold receivables of $33. In accordance with Statement of Financial Accounting Standards 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," the sales have been reflected as a reduction of accounts receivable and as a cash flow from operating activities. The cost of the program, $3.0 in 1999, which is based on the amount and timing of outstanding sold receivables, is recorded as a component of interest expense.

8. Employee Benefit Plans

Prior to January 1, 1999, the Company participated in CBI's noncontributory defined benefit pension and postretirement plans. Accordingly, the Company's financial statements for 1998 and prior periods reflect the costs experienced for its employees and retirees while included in those plans. Effective January 1, 1999, the Company assumed responsibility for employee benefit plans covering its active employees and retirees.

Pensions

The Company sponsors three defined benefit pension plans: one for all eligible employees (the cash balance plan), one nonqualified, unfunded executive deferred compensation plan and one supplementary, nonqualified, unfunded plan for certain senior managers. The pension benefit formula for the cash balance plan is determined by a combination of compensation-based credits and annual guaranteed interest credits. Benefits for the executive deferred compensation plan are based on employee deferrals and interest credits. Benefits for the supplementary plan are based on years of service and eligible pay. Funding of the cash balance plan has been achieved through contributions made to an irrevocable trust fund. The contributions have been determined using the aggregate cost method. The projected unit credit cost method is used for determining pension cost for financial reporting purposes.

Pension cost included the following components:

                                         Year Ended December 31,
-----------------------------------------------------------------------
                                      1999        1998        1997
-----------------------------------------------------------------------
Service cost (benefits earned
during the period)                   $  12.8     $  11.4     $   4.8

Interest cost on projected
benefit obligation                       7.7        18.2        17.6

Expected return on plan assets         (12.0)      (21.2)      (19.9)

Amortization and deferrals--net         (0.4)       (0.4)       (0.3)

-----------------------------------------------------------------------

Pension cost                         $   8.1     $   8.0     $   2.2

-----------------------------------------------------------------------
-----------------------------------------------------------------------

The following table sets forth the pension plans' funded status:

---------------------------------------------------------------------
                                                1999          1998
---------------------------------------------------------------------
Change in benefit obligation:

  Benefit obligation at beginning of year       $111.2       $ 87.1

  Service cost                                    12.8         11.4

  Interest cost                                    7.7         18.2

  Amendments                                        --          0.4

  Actuarial loss (gain)                           13.0         (2.0)

  Benefits paid                                   (7.3)        (3.9)

---------------------------------------------------------------------

  Benefit obligation at end of year              137.4        111.2

Change in plan assets:

  Fair value of plan assets at
  beginning of year                              168.2        156.8

  Actual return on plan assets                    15.5         14.7

  Employer contribution                            2.4          0.6

  Benefits paid                                   (7.3)        (3.9)

---------------------------------------------------------------------

  Fair value of plan assets at end of year       178.8        168.2

  Funded status                                   41.4         57.0

  Unrecognized transition asset                   (1.8)        (2.1)

  Unrecognized prior cost                          3.9          4.7

  Unrecognized net gain                          (57.0)       (67.3)

---------------------------------------------------------------------

  Accrued benefit expense                       $(13.5)      $ (7.7)

---------------------------------------------------------------------
---------------------------------------------------------------------

The benefit obligation related to the unfunded plans was $51.1 and $32.8 at December 31, 1999 and 1998, respectively. At December 31, 1999, plan assets include $20.6 of Company common shares.

The following rates were used in determining the actuarial present value of the projected benefit obligation and pension cost for the pension plans:

                                            Year Ended December 31,
-----------------------------------------------------------------------
                                          1999       1998       1997
-----------------------------------------------------------------------
Discount rate--projected
benefit obligation                        7.75%      6.50%      7.00%

Future compensation growth rate           4.75%      4.00%      4.00%

Expected long-term rate of return
on plan assets                            9.00%      8.25%      8.25%


Savings Plans

The Company sponsors defined contribution plans covering substantially all employees. The Company's contributions to the plans are based on either matching a portion of the employee contributions, a percentage of employee earnings, or a discretionary profit sharing contribution. Total Company contributions to the defined contribution plans were $8.6, $6.8 and $5.8 for 1999, 1998 and 1997, respectively.

Employee Postretirement Benefits Other Than Pensions

The Company sponsors separate postretirement health and life insurance plans for certain eligible employees. Convergys funds its group life insurance benefits through Retirement Funding Accounts (RFAs) and funds healthcare benefits using Voluntary Employee Benefit Association (VEBA) trusts. It is the Company's practice to fund amounts as deemed appropriate from time to time. Contributions are subject to IRS limitations developed using the aggregate cost method. The Company's postretirement benefit cost was $2.0, $2.0 and $1.8 for 1999, 1998 and 1997, respectively.

9. Common and Preferred Shares

Share Repurchase Plan

In November 1999, the Board of Directors authorized the repurchase of up to 7 million shares of common stock from time to time as market and business conditions warrant. At December 31, 1999, the Company had spent $11.9 for the repurchase of 580,000 shares, which have been treated as treasury stock.

Shareholder Rights Plan

Under the Shareholder Rights Plan, a dividend of one preferred share purchase right for each outstanding common share was granted to shareholders of record at close of business on December 1, 1998. Under certain conditions, each right entitles the holder to purchase one one-hundredth of a Series A preferred share. The rights cannot be exercised or transferred separately from common shares, unless a person or group acquires 15% or more of the Company's outstanding common shares. The rights will expire on December 1, 2008, unless earlier redeemed by the Company.

Preferred Shares

The Company is authorized to issue up to 5 million preferred shares, of which 4 million would have voting rights. At December 31, 1999 and 1998, there were no preferred shares outstanding.

10. Stock-Based Compensation Plans

At December 31, 1999, the Company had authorized 30 million shares of common stock for issuance under the Convergys Long-Term Incentive Plan (Convergys
LTIP). During 1999 and 1998, certain Company employees were granted stock options and other stock-based awards under the Convergys LTIP. During 1998 and in prior years, certain employees of the Company were granted stock options and other stock-based awards under CBI's Long-Term Incentive Plan (CBI LTIP). Effective December 31, 1998, awards outstanding under the CBI LTIP were modified to the extent that, for each CBI option or share award, the holder received, in addition, a Convergys option or share award pursuant to the Convergys LTIP. The Convergys stock options or share awards issued to holders of CBI options or share awards on December 31, 1998, have the same vesting provisions, option periods and other terms and conditions as the original CBI options. The exercise prices of the Company and CBI stock options issued to holders of CBI options at the Distribution date were established so the options had the same ratio of exercise price per share to market value per share as the original stock option. Under both the Convergys LTIP and the CBI LTIP, options are granted with exercise prices that are no less than market value of the stock at the grant date. Generally, stock options have a ten-year term and vesting terms of three to four years. There were no Convergys stock appreciation rights granted or outstanding during the three-year period ended December 31, 1999.

The Company follows the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for the issuance of Company or CBI options to Company employees based on the fair value at the grant dates for awards consistent with the method prescribed by SFAS 123, net income and earnings per share would have been impacted as follows:

                                         Year Ended December 31,
-------------------------------------------------------------------------
                                    1999          1998           1997
-------------------------------------------------------------------------
Net income:

  As reported                      $ 137.0       $  81.0       $  86.6

  Pro forma compensation
  expense, net of tax benefit        (10.8)         (8.3)         (3.8)

-------------------------------------------------------------------------

  Pro forma                        $ 126.2       $  72.7       $  82.8

-------------------------------------------------------------------------
-------------------------------------------------------------------------

Diluted earnings per share:

  As reported                      $   .89       $   .57       $   .63

  Pro forma                        $   .82       $   .51       $   .60


Note: The pro forma effect on net income for all periods shown above is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995. Additionally, the pro forma disclosure for 1998 includes incremental compensation expense based on the difference in the fair value of the replacement Company and CBI options issued at the date of the Distribution to Company employees who held CBI options.

The weighted average fair value on the date of grant for the Convergys options granted during 1999 and 1998 was $9.31 and $7.68, respectively. The weighted average fair values at the date of grant for the CBI options granted to Company employees during 1998 and 1997 were $8.78 and $9.64, respectively. Such amounts were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                            Convergys                CBI
-----------------------------------------------------------------
                         1999       1998       1998       1997
-----------------------------------------------------------------
Expected
dividend yield            0.0%       0.0%       1.4%       1.8%

Expected volatility      47.8%      44.9%      25.0%      29.9%

Risk free
interest rate             4.8%       5.4%       5.7%       6.2%

Expected holding
period, in years            4          4          4          4

Presented below is a summary of the status of the outstanding Convergys and CBI stock options issued to the Company's employees, the issuance of Convergys options to CBI option-holders at the date of Distribution, and related transactions:

-------------------------------------------------------------------
                                                        Weighted
                                                         Average
                                                        Exercise
Shares in thousands                          Shares       Price
-------------------------------------------------------------------
CBI options held by Company employees
at January 1, 1997                            3,437       $13.14

  Granted                                     1,095       $30.01

  Exercised                                    (676)      $10.08

  Forfeited/expired                            (119)      $23.90

-------------------------------------------------------------------

CBI options held by Company employees
at December 31, 1997                          3,737       $17.16

  Granted                                     1,322       $31.25

  Exercised                                    (335)      $12.02

  Forfeited/expired                            (274)      $28.26

-------------------------------------------------------------------

CBI options held by Company employees
at December 31, 1998                          4,450       $20.33

-------------------------------------------------------------------
-------------------------------------------------------------------

Convergys options issued to holders of
CBI options at December 31, 1998              7,284       $12.26

Convergys options granted in 1998             2,004       $15.01

Convergys options forfeited in 1998             (20)      $15.00

-------------------------------------------------------------------

Convergys options outstanding at
December 31, 1998                             9,268       $12.30

-------------------------------------------------------------------
-------------------------------------------------------------------

Convergys options granted in 1999             2,509       $21.79

Convergys options exercised in 1999            (716)      $ 9.17

Convergys options forfeited in 1999            (346)      $18.68

-------------------------------------------------------------------

Convergys options outstanding at
December 31, 1999                            10,715       $14.52

Convergys options exercisable at
December 31, 1999                             5,164       $10.05

-------------------------------------------------------------------
-------------------------------------------------------------------

The following table summarizes the status of the Company stock options outstanding and exercisable at December 31, 1999:

---------------------------------------------------------------------------------------
Shares in                                                             Options
thousands                        Options Outstanding                Exercisable
---------------------------------------------------------------------------------------
                                      Weighted
                                       Average        Weighted               Weighted
                                     Remaining         Average                Average
Range of                           Contractual        Exercise               Exercise
Exercise prices           Shares          Life           Price   Shares         Price
---------------------------------------------------------------------------------------
$ 4.72 to $ 6.62           2,336           3.4         $  5.29    2,336        $ 5.29

$ 6.63 to $ 9.63             972           5.8            9.33      972          9.33

$ 9.64 to $14.03              88           6.5           13.87       88         13.87

$14.04 to $19.15           4,897           8.0           16.35    1,676         16.33

$19.16 to $22.75           2,422           9.0           21.84       92         20.56

---------------------------------------------------------------------------------------

Total                     10,715           7.0          $14.52    5,164        $10.05

---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------


11. Commitments and Contingencies

Commitments

The Company leases certain facilities and equipment used in its operations under operating leases. Total rent expense was approximately $110.3, $117.2 and $94.8 in 1999, 1998 and 1997, respectively.

At December 31, 1999, the total minimum rental commitments under noncancelable leases are as follows:

2000                                           $ 67.1

2001                                             54.4

2002                                             46.2

2003                                             39.1

2004                                             29.3

Thereafter                                       95.5

---------------------------------------------------------------------------------

Total                                          $331.6

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Contingencies

The Company is from time to time subject to routine complaints incidental to the business. The Company believes that the results of any complaints and proceedings will not have a materially adverse effect on its financial condition or results of operations.

12. Additional Financial Information

                                             at December 31,
-----------------------------------------------------------------
                                           1999          1998
-----------------------------------------------------------------
Property and equipment, net:

  Land                                     $  6.2       $  6.2

  Buildings                                  47.9         47.8

  Leasehold improvements                     72.6         54.3

  Equipment                                 287.7        226.2

  Software                                  195.0        136.2

  Construction in progress and other         48.1         27.9

-----------------------------------------------------------------

                                            657.5        498.6

  Less: Accumulated depreciation           (321.9)      (248.8)

-----------------------------------------------------------------

                                           $335.6       $249.8

-----------------------------------------------------------------
-----------------------------------------------------------------

Goodwill and intangibles, net:

  Goodwill                                 $834.4       $744.5

  Other intangible assets                    92.6         79.6

-----------------------------------------------------------------

                                            927.0        824.1

  Less: Accumulated amortization           (172.7)      (136.7)

-----------------------------------------------------------------

                                           $754.3       $687.4

-----------------------------------------------------------------
-----------------------------------------------------------------

Investments in marketable securities:

  Cost basis                               $  5.6       $  4.3

  Unrealized gains (losses)                  49.9         (2.0)

-----------------------------------------------------------------

                                           $ 55.5       $  2.3

-----------------------------------------------------------------
-----------------------------------------------------------------

Payables and other current liabilities:

  Accounts payable                         $ 40.9       $ 81.1

  Accrued taxes                              38.3         23.1

  Accrued payroll-related expenses          122.5         67.2

  Accrued expenses, other                    67.6         19.5

  Restructuring and exit costs               12.1         21.3

  Advance billing and customer deposits      58.0         18.9

-----------------------------------------------------------------

                                           $339.4       $231.1

-----------------------------------------------------------------
-----------------------------------------------------------------

Accumulated other comprehensive income:

  Currency translation adjustments         $  1.6       $ (0.6)

  Unrealized gain (loss) on investments      50.0         (2.0)

-----------------------------------------------------------------

                                           $ 51.6       $ (2.6)

-----------------------------------------------------------------
-----------------------------------------------------------------

Cellular Partnership

Summarized financial information for the Cellular Partnership is as follows:

                                 at December 31,
--------------------------------------------------------------------
                                1999         1998         1997
--------------------------------------------------------------------

Current assets                 $ 93.8       $ 63.0        $ 42.6

Non-current assets              109.3        139.6         107.9

Current liabilities              22.1         18.0          24.3

Non-current liabilities           1.9          2.0           2.0

                                 Year Ended December 31,
--------------------------------------------------------------------
                                1999         1998         1997
--------------------------------------------------------------------
Revenues                       $210.0       $203.9        $189.7

Operating income                 49.6         60.6          37.8

Net income                       45.0         58.4          33.2


Note: The Cellular Partnership's results for 1999 reflect special charges recorded by the Partnership related to the acquisition of Ameritech, the general partner, by SBC Communications (see Note 4).

In the fourth quarter of 1999, the Company entered into transactions where it purchased and sold call options expiring in January 2000 on the S&P 500 index of equity securities. The transactions were entered into for investment purposes and resulted in a net investment of approximately $7.7 as of December 31, 1999 which is included in cash and cash equivalents. The investments in the purchased and sold call options are presented on a net basis because the contracts provided for a right of offset. In January 2000, the remaining option contracts were terminated and the Company received $7.7 in proceeds. The transactions did not result in any material gain or loss for financial reporting purposes.

13. Transactions and Agreements with CBI

The Company and CBI entered into the Plan of Reorganization and Distribution Agreement dated July 20, 1998 (the Agreement). The Agreement provides that, among other things, the Company will indemnify CBI for all liabilities and contingent liabilities arising from the Company's business and operations or otherwise assigned to the Company. The Agreement provides for the equal sharing of contingent liabilities not allocated to one of the two companies. In addition, the Company has a number of other agreements with CBI regarding federal, state and local tax allocation and sharing, employee benefits, general services, telecommunications support services provided to the Company by CBI and billing and data processing and customer management services provided by the Company to CBI. The Company earned revenues from CBI totaling $49.8 and $49.6, and incurred expenses for communication and other services from CBI of $10.1 and $18.6, in 1998 and 1997, respectively. The Company also incurred $10.6 and $7.7 in allocated overhead costs from CBI in the same periods.

14. Industry Segment and Geographic Operations

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

The Company does not allocate activities below the operating income level to its reported segments. The Company's business segment information is as follows:

                               Year Ended December 31,
-------------------------------------------------------------------
                           1999          1998            1997
-------------------------------------------------------------------
Revenues

  IMG                    $  687.1       $  602.0       $  548.0

  Less intersegment         (35.1)         (24.6)          (7.9)

  CMG                     1,110.9          869.9          447.6

  Less intersegment           0.0           (0.1)          (0.2)

-------------------------------------------------------------------

                         $1,762.9       $1,447.2       $  987.5

-------------------------------------------------------------------
-------------------------------------------------------------------

Depreciation

  IMG                    $   29.7       $   23.9       $   17.7

  CMG                        55.2           44.2           20.2

  Corporate                   1.1             --             --

-------------------------------------------------------------------

                         $   86.0       $   68.1       $   37.9

-------------------------------------------------------------------
-------------------------------------------------------------------

Amortization

  IMG                    $   12.8       $    6.0       $   16.8

  CMG                        31.5           27.2            6.3

-------------------------------------------------------------------

                         $   44.3       $   33.2       $   23.1

-------------------------------------------------------------------
-------------------------------------------------------------------

Special items

  IMG                    $    2.0             --             --

  CMG                         6.9       $   42.6       $   35.0

-------------------------------------------------------------------

                         $    8.9       $   42.6       $   35.0

-------------------------------------------------------------------
-------------------------------------------------------------------

                                     Year Ended December 31,
-------------------------------------------------------------------
                               1999         1998             1997
-------------------------------------------------------------------
Operating income

  IMG                          $132.3       $116.5           $104.7

  CMG                           108.7         25.6              9.4

  Corporate and other            (5.8)        (2.2)            --

-------------------------------------------------------------------

                               $235.2       $139.9           $114.1

-------------------------------------------------------------------
-------------------------------------------------------------------

Capital Expenditures
(excluding acquisitions)

  IMG                         $  41.1          $ 39.3         $ 24.5

  CMG                           101.9            53.9           36.4

  Corporate and other            10.8             0.3            --

--------------------------------------------------------------------

                               $153.8          $ 93.5        $  60.9

--------------------------------------------------------------------
--------------------------------------------------------------------

                                              at December 31,
------------------------------------------------------------------------
                                         1999                 1998
------------------------------------------------------------------------
Total Assets

  IMG                                  $  503.0             $  384.0

  CMG                                     953.1                981.2

  Corporate and other                     123.4                 85.7

------------------------------------------------------------------------

                                       $1,579.5             $1,450.9

------------------------------------------------------------------------
------------------------------------------------------------------------

Geographic Operations

The following table presents certain geographic information regarding the Company's operations:

                                       Year Ended December 31,
------------------------------------------------------------------------
                              1999              1998               1997
------------------------------------------------------------------------
Revenues

  North America              $1,653.8          $1,367.7           $905.8

  International                 109.1              79.5             81.7

------------------------------------------------------------------------

                             $1,762.9          $1,447.2           $987.5

------------------------------------------------------------------------
------------------------------------------------------------------------

                                              at December 31,
------------------------------------------------------------------------
                                        1999                    1998
------------------------------------------------------------------------
Long-lived assets

  North America                        $1,058.6                 $1,038.7

  International                           104.5                     34.1

------------------------------------------------------------------------

                                       $1,163.1                 $1,072.8

------------------------------------------------------------------------
------------------------------------------------------------------------

Concentrations

Both of the Company's segments derive significant revenues from AT&T. Revenues from AT&T were 40.2%, 35.4% and 30.1% of the Company's consolidated revenues for 1999, 1998 and 1997, respectively. Accounts receivable from AT&T totaled $83.9 and $99.6 at December 31, 1999 and 1998, respectively. The relationship with AT&T includes the Company's use of AT&T communication services, which is particularly significant to the CMG segment. Spending for these services with AT&T was $100.7, $83.7 and $39.2 in 1999, 1998 and 1997,
respectively.

15. Earnings Per Share

The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations:

--------------------------------------------------------------------------
                                                              Per Share
                                     Income        Shares        Amount
--------------------------------------------------------------------------
1999

Basic EPS                           $  137.0         151.6      $    .90

Effect of dilutive securities:
Stock-based compensation
arrangements                              --           2.9           .01

--------------------------------------------------------------------------

Diluted EPS                         $  137.0         154.5      $    .89

--------------------------------------------------------------------------

1998

Basic EPS                           $   81.0         142.7      $    .57

Effect of dilutive securities:
Stock-based compensation
arrangements                              --           0.2            --

--------------------------------------------------------------------------

Diluted EPS                         $   81.0         142.9      $    .57

--------------------------------------------------------------------------
--------------------------------------------------------------------------


There were no dilutive securities outstanding during 1997. Accordingly, for that year basic EPS and diluted EPS were equal.

The EPS information for 1998 and 1997 has been calculated giving retroactive recognition of the share split, effective August 4, 1998, which increased the number of then outstanding common shares to 137.0 million.

16. Recently Issued Accounting Standards

In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company occasionally employs a small number of financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. The Company does not hold or issue such financial instruments for trading purposes. The Company will adopt SFAS 133, as required, in the year 2001, and does not expect the impact of adoption to be material.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB 101 interprets and expands upon existing guidance regarding revenue recognition. The impact of SAB 101 on the Company's future revenue recognition will be dependent on the nature and terms of services offered by the Company in the future.

17. Quarterly Financial Information (Unaudited)

---------------------------------------------------------------------------------------------------
                           1st               2nd                3rd           4th
                       Quarter           Quarter            Quarter       Quarter             Total
---------------------------------------------------------------------------------------------------
1999

Revenues             $   399.8          $   426.2         $   450.2      $  486.7         $ 1,762.9

Operating
income               $    52.8          $    54.1         $    62.1      $   66.2         $   235.2

Net income           $    32.4          $    32.8         $    39.7      $   32.1         $   137.0

Earnings
per share:

  Basic                    .21                .22 (1)            .26          .21 (1)           .90

  Diluted                  .21                .21 (1)            .26          .21 (1)           .89

---------------------------------------------------------------------------------------------------

1998

Revenues             $   308.6          $   363.6         $   370.3      $  404.7         $ 1,447.2

Operating
income
(loss)               $    (1.3)         $    41.6         $    45.8      $   53.8         $   139.9

Net income
(loss)               $    (2.3)         $    23.6         $    25.6      $   34.1         $    81.0

Earnings (loss)
per share:

  Basic                   (.02) (1)           .17               .18           .22               .57

  Diluted                 (.02) (1)           .17               .18           .22               .57

(1) See Notes 3 and 4 for a discussion of special items that were recorded by the Company in the second and fourth quarters of 1999 and the first quarter of 1998.


48